Exhibit 2.1

EXECUTION COPY

ASSET PURCHASE AGREEMENT

by and among

TPR EDUCATION, LLC

THE PRINCETON REVIEW, INC.

THE PRINCETON REVIEW CANADA INC.

AND

PRINCETON REVIEW OPERATIONS, L.L.C.

Dated as of March 26, 2012

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4.20	No Other Representations and Warranties; Disclosure	27
4.21	Definition of Seller’s Knowledge	28
4.22	Specified Customers and Suppliers	28
4.23	Notes and Accounts Receivable	28
4.24	Powers of Attorney	28
4.25	Insurance	28
4.26	Product Warranty	29
4.27	Product Liability	29
4.28	Solvency	29
4.29	Ethical Practices	29
4.30	Transactions with Affiliates	29
4.31	Subsidiaries	30

ARTICLE V.	ADDITIONAL AGREEMENTS	30
5.1	Conduct of Business Pending the Closing	30
5.2	Advice of Changes	31
5.3	Third Party Consents and Regulatory Approvals	31
5.4	Access to Information	32
5.5	Employment and Benefit Matters	33
5.6	Taxes	35
5.7	Additional Agreements	35
5.8	Publicity	36
5.9	Employee Assignments	36
5.10	No Solicitation	36
5.11	Name Change	36
5.12	Bulk Sales Laws	37
5.13	Discharge of Business Obligations After Closing	37
5.14	Shareholder and Creditor Litigation	37

ARTICLE VI.	CONDITIONS PRECEDENT	38
6.1	Conditions to Each Party’s Obligations	38
6.2	Conditions to the Obligations of Buyer	38
6.3	Conditions to the Obligations of Seller	39
6.4	Frustration of Closing Conditions	40

ARTICLE VII.	INDEMNIFICATION	40
7.1	Survival of Representations and Warranties	40
7.2	Indemnification by Seller	40
7.3	Limits on Indemnification	41
7.4	Indemnification by Buyer	43
7.5	Defense Against Claims by Third Parties	43
7.6	Remedies Exclusive	44
7.7	Tax Treatment of Indemnification Payments	44

ARTICLE VIII.	TERMINATION, AMENDMENT AND WAIVER	44
8.1	Termination	44
8.2	Effects of Termination	45
8.3	Amendment	45
8.4	Extension; Waiver	45

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ARTICLE IX.	MISCELLANEOUS	45
9.1	Expenses	45
9.2	Notices	45
9.3	Interpretation	46
9.4	Counterparts	47
9.5	Entire Agreement	47
9.6	Governing Law; Jurisdiction and Venue	47
9.7	Severability	48
9.8	Assignment; Reliance of Other Parties	48
9.9	Specific Performance	48
9.10	Consents and Approvals	48
9.11	Waiver of Jury Trial	48

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ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT (the “Agreement”), dated as of March 26, 2012, by and among TPR Education, LLC, a Delaware limited liability company (“Buyer”), The Princeton Review, Inc., a Delaware corporation (“Seller”), The Princeton Review Canada Inc., an Ontario corporation, and Princeton Review Operations, L.L.C., a Delaware limited liability company.

WHEREAS, Seller and its Subsidiaries conduct the Business (as defined below);

WHEREAS, Buyer desires to purchase all of the assets of the Business set forth on Section 2.1 of the Seller Disclosure Letter and assume the liabilities of Seller and its Subsidiaries arising from or otherwise related to the Business set forth on Section 2.3 of the Seller Disclosure Letter, and Seller and its Subsidiaries desire to sell such assets of the Business to Buyer, upon the terms and subject to the conditions hereinafter set forth;

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the transactions contemplated hereby and to prescribe certain conditions to the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I. DEFINITIONS

1.1 Definitions. Except as otherwise provided herein or as otherwise clearly required by the context, the following terms shall have the respective meanings indicated when used in this Agreement:

“Acquisition Transaction” shall have the meaning ascribed thereto in Section 5.10(a) hereof.

“Affiliate” shall mean, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

“Agreement” shall have the meaning ascribed thereto in the recitals.

“Allocation” shall have the meaning ascribed thereto in Section 2.7 hereof.

“Annual Meeting” shall have the meaning ascribed thereto in Section 5.11 hereof.

“Arbiter” shall have the meaning ascribed thereto in Section 2.7 hereof.

“Assumed Liabilities” shall have the meaning ascribed thereto in Section 2.3 hereof.

“Basis” shall mean any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms or could form the basis for any specified consequence.

“Business” shall mean Seller’s “Higher Education Readiness division” through which Seller and its Subsidiaries (i) provide classroom-based and online test preparation courses and tutoring services in connection with and through The Princeton Review brand and proprietary course methodology, (ii) receive royalties and advances for books authored by or on behalf of Seller or any of its Subsidiaries, (iii) receive royalties from independent international franchisees and (iv) receive royalties associated with advertisements placed on Seller’s and its Subsidiaries’ website and in its authored books.

“Business Benefit Plans” shall have the meaning ascribed thereto in Section 4.13(a) hereof.

“Business Copyrights” shall have the meaning ascribed thereto in Section 4.19(a) hereof.

“Business Day” shall mean any day other than (a) a Saturday or Sunday, or (b) a day on which banking and savings and loan institutions are authorized or required by law to be closed in the Commonwealth of Massachusetts or the State of New York.

“Business Domain Names” shall have the meaning ascribed thereto in Section 4.19(a) hereof.

“Business Employees” shall have the meaning ascribed thereto in Section 5.5(a) hereof.

“Business Financial Statements” shall have the meaning ascribed thereto in Section 4.4 hereof.

“Business Intellectual Property Assets” shall have the meaning ascribed thereto in Section 4.19(c)(ii) hereof.

“Business IP Agreements” shall mean (a) licenses of Business Intellectual Property Assets by Seller or any of its Subsidiaries to any third party, (b) licenses of Business Intellectual Property Assets by any third party to Seller or any of its Subsidiaries, (c) agreements between Seller or any of its Subsidiaries and any third party relating to the development of material Business Intellectual Property Assets, the development or transmission of data, or the use, modification, framing, linking, advertisement, or other practices with respect to Seller’s or its Subsidiaries’ Internet web sites and (d) consents, settlements, decrees, orders, injunctions, judgments or rulings governing the use, validity or enforceability of Business Intellectual Property Assets.

“Business IT Assets” shall mean the IT Assets owned by Seller or any of its Subsidiaries, or in which Seller or any of its Subsidiaries has a license, that are used or held for use primarily in and by the Business.

“Business Marks” shall have the meaning ascribed thereto in Section 4.19(a) hereof.

“Business Material Adverse Effect” shall mean, with respect to the Business, a change, fact, circumstance, event or effect (an “Effect”) that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the business, operations, assets, results of operations, or condition (financial or otherwise) of the Business taken as a whole, other than (a) any Effect resulting from (i) general changes in the economy or financial markets of the United States or any other region outside of the United States; provided, that such changes do not affect the Business in a materially disproportionate manner, (ii) changes in general legal, regulatory, political, economic or business conditions (including the commencement, continuation or escalation of a war or material armed hostilities, acts of terrorism, or the occurrence of natural disasters) that generally affect industries in which Seller and its Subsidiaries conduct the Business; provided, that such changes do not affect the Business in a materially disproportionate manner, (iii) changes in GAAP that generally affect industries in which Seller and its Subsidiaries conduct the Business; provided, that such changes do not affect the

Business in a materially disproportionate manner, (iv) the announcement of this Agreement or pendency or consummation of the transactions contemplated hereby, or (v) the identity of Buyer or any of its Affiliates as the acquiror of the Business, or (b) any decline in the market price, or change in trading volume, of the capital stock of Seller, in and of itself; provided, that the factors giving rise to such decline or change, and the Effects of any such decline or change may be considered in determining whether a Business Material Adverse Effect has occurred.

“Business Patents” shall have the meaning ascribed thereto in Section 4.19(a) hereof.

“Business Permits” shall have the meaning ascribed thereto in Section 4.10 hereof.

“Business Software” shall have the meaning ascribed thereto in Section 4.19(a) hereof.

“Business Trade Secrets” shall have the meaning ascribed thereto in Section 4.19(b)(xi) hereof.

“Business Website” shall mean the websites and content that reside at the URL addresses set forth in Section 4.19(a)(vi) of the Seller Disclosure Letter.

“Buyer” shall have the meaning ascribed thereto in the recitals.

“Buyer Indemnitees” shall have the meaning ascribed thereto in Section 7.2 hereof.

“Buyer Material Adverse Effect” shall mean, with respect to Buyer, an effect, fact, circumstance, event or change that has a material adverse effect on Buyer’s ability to consummate the transactions contemplated by this Agreement or perform its obligations hereunder or would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement or prevent or materially impair or delay the ability of Buyer to perform its obligations under this Agreement.

“Cash and Cash Equivalents” shall mean the aggregate amount of unrestricted cash and cash equivalents, determined in accordance with GAAP, of the Business immediately prior to Closing.

“Closing” shall have the meaning ascribed thereto in Section 2.8(a) hereof.

“Closing Date” shall have the meaning ascribed thereto in Section 2.8(a) hereof.

“Closing Purchase Price” shall mean the Purchase Price minus the Working Capital Escrow Amount.

“Closing Statement” shall have the meaning ascribed thereto in Section 2.6(a) hereof.

“Closing Working Capital” shall mean the Working Capital as of the close of business on the Closing Date, in accordance with GAAP applied consistently with the accounting principles, methodologies and policies used in the preparation of the Business Financial Statements.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Commitment Letter” shall have the meaning ascribed thereto in Section 3.8 hereof.

“Confidentiality Agreement” shall mean that certain Mutual Nondisclosure Agreement by and between Buyer and Seller dated as of November 9, 2011.

“Copyrights” shall mean mask works, rights of publicity, and copyrights in works of authorship of any type, in any medium and whether or not completed, published, or used, including without limitation compilations, databases, drafts, plans, sketches, layouts, copy, designs, artwork, printed or graphic matter, promotions, video, films, photographs, illustrations, slides, musical compositions, mechanicals, audio and video recordings and other audiovisual works, transcriptions, and Software, and derivative works, translations, adaptations, or combinations of any of the foregoing, registrations and applications for registration thereof throughout the world, and all unregistered copyrights throughout the world and all rights therein provided by international treaties and conventions, all moral and common law rights thereto, and all other rights associated therewith.

“Current Assets” shall mean all current assets of the Business, as determined in accordance with GAAP applied on a consistent basis; provided, that Current Assets shall not include any Cash, Cash Equivalents, restricted cash or any Excluded Assets; provided, further, that Current Assets shall also include the positive amount, if any, of (a) the capital expenditures incurred after January 1, 2012 and prior to the Closing Date in accordance with the capital expenditures budget set forth on Section 1.4 of the Seller Disclosure Letter minus (b) the capital expenditures set forth in such capital expenditures budget for such period (prorated for the number of days elapsed for the month in which the Closing occurs).

“Current Liabilities” shall mean all current liabilities of the Business, as determined in accordance with GAAP applied on a consistent basis, including all deferred revenue generated pursuant to the Master Publishing Agreement between Seller and Random House, Inc. dated as of July 18, 2011; provided, that Current Liabilities shall not include any Indebtedness or Liabilities for Taxes for the taxable period ending on the Closing Date or any Excluded Liabilities; provided, further, that Current Liabilities shall exclude any accrued bonus for Hired Employees under the 2012 Higher Education Readiness Field Bonus Plan or other applicable bonus plan with respect to the employees set forth on Section 1.3 of the Seller Disclosure Letter; provided, further, that Current Liabilities shall also include the positive amount, if any, of (a) the capital expenditures set forth in the capital expenditures budget set forth on Section 1.4 of the Seller Disclosure Letter for the period beginning on January 1, 2012 and ending on the Closing Date (prorated for the number of days elapsed for the month in which the Closing occurs) minus (b) the capital expenditures incurred during such period in accordance with such capital expenditures budget.

“Dispute Notice” shall have the meaning ascribed thereto in Section 2.6(b) hereof.

“Domain Names” shall mean all URL registrations for Internet websites.

“Effect” shall have the meaning ascribed thereto in the definition of Business Material Adverse Effect.

“Encumbrances” shall mean and include any and all mortgages, deeds of trust, liens, security interests, pledges, encumbrances, adverse claims, charges, restrictions on transfers or conditional sales agreements.

“Environmental Laws” shall mean any federal, state, or local statute, rule, regulation, ordinance, code, permit, judgment, order, consent decree, or rule of common law now in effect relating to the (a) production, generation, storage, handling, transportation, treatment, disposal, emission, discharge, Release or threatened Release of Hazardous Substances, or (b) otherwise relating to the environment or protection of the environment, including natural resources, and/or worker or public health.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Estimated Closing Working Capital” shall mean an estimate of Working Capital of the Business as of the Closing, which shall be initially prepared by Seller and delivered to Buyer at least three (3) Business Days prior to the anticipated Closing Date and agreed in good faith by Buyer and Seller at least one (1) Business Day prior to the Closing Date (with any unresolved differences reflecting the average of Buyer’s and Seller’s positions).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Excluded Assets” shall have the meaning ascribed thereto in Section 2.2 hereof.

“Excluded Liabilities” shall have the meaning ascribed thereto in Section 2.4 hereof.

“Final Working Capital Shortfall” shall have the meaning ascribed thereto in Section 2.6(c) hereof.

“Fund” shall have the meaning ascribed thereto in Section 3.8 hereof.

“GAAP” shall mean generally accepted accounting principles and practices in effect from time to time within the United States applied consistently with the accounting principles, methodologies and policies used in the preparation of Seller’s publicly filed financial statements.

“Governmental Authority” shall mean any United States or foreign, federal, state or local governmental commission, board, body, bureau, or other regulatory authority, agency, including courts and other judicial bodies, or any self-regulatory body or authority, including any instrumentality or entity designed to act for or on behalf of the foregoing.

“Hazardous Substances” shall mean all (a) oil, petroleum and petroleum products and by-products, including crude oil and any fractions thereof and waste oil (b) solid, hazardous, dangerous or toxic chemicals, materials, wastes or substances that are defined or listed in, or subject to regulation under, any Environmental Law; (c) radioactive materials; (d) asbestos-containing materials; (e) lead-based paint, and (f) polychlorinated biphenyl.

“Hired Employees” shall have the meaning ascribed thereto in Section 5.5(a) hereof.

“Indebtedness” shall mean the indebtedness set forth on Section 1.1 of the Seller Disclosure Letter and any of the following with respect to the Business: (a) any indebtedness for borrowed money, (b) any obligations evidenced by bonds, debentures, notes or other similar instruments, (c) any obligations to pay the deferred purchase price of property or services, except trade accounts payable and other current Liabilities arising in the Ordinary Course of the Business, (d) any obligations as lessee under capitalized leases, (e) any indebtedness created or arising under any conditional sale or other title retention agreement with respect to acquired property, (f) any obligations, contingent or otherwise, under acceptance credit, letters of credit or similar facilities and (g) any guaranty of any of the foregoing.

“Indemnification Cap” shall have the meaning ascribed thereto in Section 7.3(b) hereof.

“Indemnitees” shall have the meaning ascribed thereto in Section 7.4 hereof.

“Indemnitor” shall have the meaning ascribed thereto in Section 7.5 hereof.

“Intellectual Property Assets” shall have the meaning ascribed thereto in Section 4.19(c)(i) hereof.

“IRS” shall mean the Internal Revenue Service.

“IT Assets” shall mean all computers, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment (including any such assets as may be used to support any electronic information and ordering web-based or virtual platform) and all associated documentation.

“Key Employee” shall have the meaning ascribed thereto in Section 4.7 hereof.

“Legitimate Business Purpose” shall mean in connection with (in each case for the period prior to the Closing Date) (i) the preparation of financial statements, (ii) any filing with or investigation, inquiry or request for information by a Governmental Authority (including, without limitation, relating to an audit or any proceeding), (iii) a party’s compliance with applicable laws and regulations or contractual obligations, (iv) litigation and insurance matters and (v) any other reasonable business purposes.

“Liability” and “Liabilities” shall mean any liability, debt, obligation, deficiency, Tax, penalty, assessment, fine, claim, cause of action or other loss, fee, cost or expense of any kind or nature whatsoever, whether asserted or unasserted, absolute or contingent, known or unknown, accrued or unaccrued, liquidated or unliquidated, and whether due or to become due and regardless of when asserted.

“License Agreement” shall have the meaning ascribed thereto in Section 5.11 hereof.

“Losses” shall have the meaning ascribed thereto in Section 7.2 hereof.

“Marks” shall mean trademarks, service marks, trade dress, logos, trade names, corporate names and symbols, slogans and other indicia of source or origin, including the goodwill of the business symbolized thereby or associated therewith, common law rights or other rights thereto in any country throughout the world, registrations and applications for registration thereof throughout the world, all rights therein provided by international treaties and conventions, and all other rights associated therewith.

“Material Contracts” shall have the meaning ascribed thereto in Section 4.15(a) hereof.

“Minimum Basket” shall have the meaning ascribed thereto in Section 7.3(a) hereof.

“Month End Financial Statements” shall have the meaning ascribed thereto in Section 4.4 hereof.

“Name Change” shall have the meaning ascribed thereto in Section 5.11 hereof.

“Name Change Proposal” shall have the meaning ascribed thereto in Section 5.11 hereof.

“Neutral Auditor” shall have the meaning ascribed thereto in Section 2.6(b) hereof.

“New York Courts” shall have the meaning ascribed thereto in Section 9.6 hereof.

“Open Source Software” shall have the meaning ascribed thereto in Section 4.19(f) hereof.

“Ordinary Course of Business” shall mean the ordinary course of business of the Business consistent with past practices (including with respect to quantity and frequency).

“Patents” shall mean all patents and patent applications (including utility patents, utility models, design patents, certificates of invention and applications for certificates of invention and related priority rights) and registered design and registered design applications and all rights in connection therewith in any country, and including all provisional applications, substitutions, continuations, continuations-in-part, divisions, renewals, reissues, re-examinations and extensions thereof.

“Permitted Encumbrances” shall mean (i) Encumbrances for current Taxes not yet due and payable for which the Seller maintains adequate reserves, (ii) Encumbrances on a landlord’s interest in the subject premises, (iii) a lessor’s interest in a subject property, (iv) any statutory liens in favor of a lessor in an applicable jurisdiction and (v) the Encumbrances described on Section 1.2 of the Seller Disclosure Letter.

“Person” shall mean any individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other legal entity or any Governmental Authority.

“Post-Closing Tax Period” shall have the meaning ascribed thereto in Section 5.6(b) hereof.

“Pre-Closing Tax Period” shall have the meaning ascribed thereto in Section 5.6(b) hereof.

“Prospective Buyer Employees” shall have the meaning ascribed thereto in Section 5.5(a) hereof.

“Purchase Price” shall mean (a) Thirty Three Million Dollars ($33,000,000) in cash minus (b) the amount, if any, by which Target Working Capital exceeds Estimated Closing Working Capital, plus (c) the amount, if any, by which Estimated Closing Working Capital exceeds Target Working Capital. The Purchase Price is subject to further adjustment following the Closing in accordance with Section 2.6.

“Purchased Assets” shall have the meaning ascribed thereto in Section 2.1 hereof.

“Purchased Contracts” shall mean all rights existing under all contracts, agreements or arrangements that relate to the Business to which Seller or any of its Subsidiaries is a party, as set forth on Section 2.1 of the Seller Disclosure Letter.

“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment (including the abandonment or discarding of barrels, containers, or other closed receptacles containing any Hazardous Substance).

“Representatives” shall mean the directors, officers, employees, Affiliates, agents, investment bankers, financial advisors, attorneys, accountants, brokers, finders, consultants or representatives of Seller, its Subsidiaries or Buyer, as applicable.

“Restricted Contract” shall have the meaning ascribed thereto in Section 2.10(a) hereof.

“SEC” shall mean the Securities and Exchange Commission.

“Section 1060 Forms” shall have the meaning ascribed thereto in Section 2.7 hereof.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Seller” shall have the meaning ascribed thereto in the recitals.

“Seller Common Stock” shall mean Seller’s Common Stock, $0.01 par value per share.

“Seller Disclosure Letter” shall mean the disclosure letter delivered concurrently with the execution of this Agreement to Buyer.

“Seller Indemnitee” shall have the meaning ascribed thereto in Section 7.4 hereof.

“Seller SEC Reports” shall have the meaning ascribed thereto in Section 4.8 hereof.

“Seller Specified Account” shall mean the bank account specified by Seller in writing at least one (1) day prior to the anticipated Closing Date.

“Seller’s Advisor” shall have the meaning ascribed thereto in Section 4.5 hereof.

“Significant Customer” shall have the meaning ascribed thereto in Section 4.22(a) hereof.

“Significant Supplier” shall have the meaning ascribed thereto in Section 4.22(b) hereof.

“Software” shall mean computer software, programs and databases in any form, including Internet web sites, web content and links, source code, object code, operating systems and specifications, data, databases, database management code, utilities, graphical user interfaces, menus, images, icons, forms, methods of processing, software engines, platforms and data formats, all versions, updates, corrections, enhancements, customizations and modifications thereof, and all related documentation, developer notes, comments and annotations.

“Subsidiaries” shall mean, when used with reference to a party, any corporation or other organization, whether incorporated or unincorporated, of which such party or any other subsidiary of such party is a general partner (excluding partnerships the general partnership interests of which held by such party or any subsidiary of such party do not have a majority of the voting interests in such partnership) or serves in a similar capacity, or, with respect to such corporation or other organization, at least 50% of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries.

“Target Working Capital” shall mean Negative Twelve Million Three Hundred Thirty Eight Thousand Dollars (-$12,338,000) plus the product of Two Million Dollars ($2,000,000) multiplied by (a) the number of days elapsed in the current calendar year as of (and including) the Closing Date divided by (b) 365.

“Tax” shall mean any and all taxes, customs, duties, tariffs, deficiencies, assessments, levies or other like governmental charges, including, without limitation, income, gross receipts, excise, real or personal property, ad valorem, value added, estimated, alternative minimum, stamp, sales, withholding, social security, occupation, use, service, service use, license, net worth, payroll, franchise, transfer and recording taxes and charges, imposed by the IRS or any other taxing authority (whether domestic or foreign including, without limitation, any state, county, local or foreign government or any subdivision or taxing agency thereof (including a United States possession)), whether computed on a separate, consolidated, unitary, combined or any other basis; and such term shall include any interest, fines, penalties or additions attributable to, or imposed upon, or with respect to, any such amounts.

“Tax Return” shall mean any report, return, document, declaration, election or filing required to be supplied to any taxing authority or jurisdiction (foreign or domestic) with respect to Taxes, including, without limitation, information returns and any documents with respect to or accompanying payments of estimated Taxes or requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Termination Date” shall have the meaning ascribed thereto in Section 8.1(c) hereof.

“Trade Secrets” shall mean trade secrets, know-how and other confidential or proprietary technical, business and other information, including manufacturing and production processes and techniques, teaching and course methodologies, research and development information, technology, drawings, specifications, designs, plans, proposals, technical data, financial, marketing and business data, pricing and cost information, business and marketing plans, customer and supplier lists and information (including databases of user accounts and account information, including registration information, preferences and purchasing histories), and all rights in any jurisdiction throughout the world to such information or to limit the use or disclosure thereof.

“Transition Services Indemnification Cap” shall have the meaning ascribed thereto in Section 7.3(d) hereof.

“Transaction-Related Document” shall mean the License Agreement and Transition Services Agreement attached hereto as exhibits, the Seller Disclosure Letter, the Non-Competition, Non-Solicitation and Confidentiality Agreements and all other certificates and agreements delivered pursuant to the terms hereof.

“Transfer Documents” shall have the meaning ascribed thereto in Section 2.9(a) hereof.

“U.S.” shall mean the United States of America.

“Working Capital” shall mean the excess (or deficiency) of the Current Assets over the Current Liabilities (with a positive number for any excess and a negative number for any deficiency).

“Working Capital Escrow Agent” shall mean JPMorgan Chase Bank, N.A.

“Working Capital Escrow Agreement” shall mean the escrow agreement to be entered into at the Closing by and among Buyer, Seller and the Working Capital Escrow Agent, substantially in the form attached hereto as Exhibit E, subject to the comments of the Working Capital Escrow Agent.

“Working Capital Escrow Amount” shall mean One Million Five Hundred Thousand Dollars ($1,500,000).

“Working Capital Escrow Fund” shall have the meaning ascribed thereto in Section 2.5 hereof.

“Year End Financial Statements” shall have the meaning ascribed thereto in Section 4.4 hereof.

ARTICLE II. PURCHASE AND SALE

2.1 Purchase and Sale of Purchased Assets. On the terms and subject to the conditions contained in this Agreement, at the Closing, Buyer shall purchase, and Seller shall, and Seller shall cause its Subsidiaries to, sell, convey, assign, transfer and deliver, to Buyer, free and clear of any Encumbrances (except for (i) Ordinary Course of Business security interests of landlords in Seller’s and its Subsidiaries’ property located on the applicable premises, (ii) Encumbrances on a landlord’s interests in the subject premises, (iii) a lessor’s interest in a subject property, (iv) Encumbrances for current Taxes not yet due and payable for which Seller maintains adequate reserves and (v) any statutory liens in favor of a lessor in an applicable jurisdiction) by appropriate instruments of conveyance reasonably satisfactory to Buyer, all of the rights, titles and interests of Seller and its Subsidiaries in, to and under all of the assets, properties and rights (of every kind and description), other than Excluded Assets, that (i) are owned or licensed by Seller or any of its Subsidiaries as of the Closing Date for the use and benefit of the Business, or (ii) relate to or are used in connection with the Business, all, in the case of both clauses (i) and (ii) of this Section 2.1, as set forth on Section 2.1 of the Seller Disclosure Letter (the “Purchased Assets”).

2.2 Excluded Assets. Notwithstanding Section 2.1 above, the assets set forth on Section 2.2 of the Seller Disclosure Letter and all other assets that are not Purchased Assets are expressly excluded from the purchase and sale contemplated hereby (the “Excluded Assets”) and, as such, are not included in the assets conveyed hereby.

2.3 Assumed Liabilities. Upon the terms and subject to the conditions of this Agreement, Buyer shall assume, effective as of the Closing, and from and after the Closing Buyer shall pay, discharge and perform when due, as appropriate, the Liabilities of Seller and its Subsidiaries, to the extent relating to or otherwise in connection with the Purchased Assets and set forth on Section 2.3 of the Seller Disclosure Letter (individually and collectively, the “Assumed Liabilities”).

2.4 Excluded Liabilities. Notwithstanding Section 2.3 above, Seller and its Subsidiaries shall retain, and shall be responsible for paying, performing and discharging when due, and Buyer shall not assume or have any responsibility for, the Liabilities set forth on Section 2.4 of the Seller Disclosure Letter and all other Liabilities that are not Assumed Liabilities (individually and collectively, the “Excluded Liabilities”).

2.5 Purchase Price. Subject to the other terms and conditions set forth in this Agreement, on the Closing Date, Buyer shall (i) pay the Purchase Price by delivery of (A) cash in the amount of the Closing Purchase Price, payable to Seller by wire transfer of immediately available funds to the Seller Specified Account and (B) cash in the amount of the Working Capital Escrow Amount by wire transfer of immediately available funds to the Working Capital Escrow Agent, such deposit to constitute the working capital escrow fund (the “Working Capital Escrow Fund”), and (ii) assume the Assumed Liabilities. The Working Capital Escrow Fund shall be held in escrow until the resolution of the procedures described in Section 2.6 hereof and shall be available to satisfy any adjustment to the Purchase Price pursuant to Section 2.6.

2.6	Purchase Price Adjustment.

(a) Post-Closing Estimate. Within forty-five (45) days following the Closing Date, Buyer shall prepare, or caused to be prepared, and present to Seller a written statement (the “Closing Statement”) setting forth Buyer’s calculation of the Closing Working Capital, along with reasonable supporting detail to evidence Buyer’s calculations, explanations and assumptions for the calculation of such amounts. After the Closing Date, at Buyer’s request, Seller shall cause Seller’s and Seller’s Subsidiaries’ employees to assist Buyer and its Representatives in their preparation of the Closing Statement, determination of Closing Working Capital, and review of the Dispute Notice (as defined below) and shall provide to Buyer and its Representatives any information reasonably requested and access at all reasonable times to the personnel, properties, books and records of Seller and Seller’s Subsidiaries for such purpose.

(b) Disputes. If Seller disagrees with all or any portion of the Closing Statement, Seller shall notify Buyer of such disagreement in writing, setting forth in reasonable detail the particulars of such disagreement and including a revised version of the Closing Statement (the “Dispute Notice”), within thirty (30) days of its receipt of the Closing Statement. In the event that Seller does not provide a Dispute Notice within such thirty (30) day period, Seller shall be deemed to have accepted the Closing Statement in its entirety, which shall be final, binding and conclusive for all purposes hereunder. Any components or calculations making up Closing Working Capital not objected to in the Dispute Notice shall be final, binding and conclusive for all purposes hereunder. In the event any such Dispute Notice is provided within such thirty (30) day period, Buyer and Seller shall use reasonable best efforts for a period of fifteen (15) days (or such longer period as they may mutually agree in writing) to negotiate and resolve any disagreements by Seller set forth in the Dispute Notice. During each day of the thirty (30) day period following Seller’s receipt of the Closing Statement and the fifteen (15) day period described in the immediately preceding sentence, Buyer shall on a timely basis, provide to Seller and its authorized Representatives reasonable access to all personnel, properties, books and records of Buyer for the purpose of evaluating the Closing Statement. If, at the end of the fifteen (15) day period, they do not resolve any such disagreements, then Buyer and Seller shall engage Alvarez & Marsal, or if they are not available for any reason, another mutually agreeable independent nationally recognized certified public accounting firm or other firm that provides such services (and failing such mutual agreement, the firm that is selected by the two firms that are selected by Seller and Buyer) to resolve such dispute (the “Neutral Auditor”). The Neutral Auditor shall be provided with (i) a copy of this Agreement, (ii) the Closing Statement and related supporting detail prepared by Buyer and delivered to Seller, (iii) the Dispute Notice and any supporting detail accompanying such Dispute Notice prepared by Seller, and (iv) any information requested by the Neutral Auditor as necessary or appropriate in resolving such dispute. The Neutral Auditor shall review such statements and, shall be instructed to, within thirty (30) days of its appointment, deliver a revised version of the Closing Statement setting forth its resolution of the dispute, which absent fraud or manifest error, shall be binding upon the parties; provided, however, that in resolving any disputed item, the Neutral Auditor (i) shall be bound by the principles set forth in this Section 2.6 and (ii) shall select an amount that is either the amount as shown on the Closing Statement or the Dispute Notice or any amount between the amounts shown on the Closing Statement and Dispute Notice. The fees and costs of the Neutral Auditor, if one is required, shall be paid by Buyer and Seller in proportion to the discrepancy between each party’s calculation of Closing Working Capital and the determination rendered by the Neutral Auditor.

(c) Determinations; Adjustments. If the Closing Working Capital as finally determined pursuant to this Section 2.6 is greater than the Estimated Working Capital, then the Purchase Price shall be increased by an amount equal to such excess and (i) Buyer shall pay to Seller an amount equal to such excess and (ii) the Working Capital Escrow Agent shall pay the Working Capital Escrow Amount by wire transfer of immediately available funds to the Seller Specified Account. If the Closing Working Capital as finally determined pursuant to this Section 2.6 is less than the Estimated Working Capital, then the Purchase Price shall be reduced by an amount equal to such shortfall (the “Final Working Capital Shortfall”) and the Final Working Capital Shortfall shall be paid to Buyer from the Working Capital Escrow Fund in accordance with the Escrow Agreement. In the event that the Final Working Capital Shortfall exceeds the amount in the Working Capital Escrow Fund, Seller shall pay to Buyer an amount equal to such difference. In the event that the Final Working Capital Shortfall is less than the amount in the Working Capital Escrow Fund, then the Working Capital Escrow Agent shall pay such difference by wire transfer of immediately available funds to the Seller Specified Account. Any payments required under this Section 2.6(c) shall be made within five (5) Business Days after the amount of Closing Working Capital is finally determined pursuant to this Section 2.6.

2.7 Allocation of Purchase Price. Within ninety (90) days following the Closing Date, Buyer shall prepare and present to Seller a written allocation of the sum of the amounts described in clauses (i) and (ii) of Section 2.5 (including amounts described in clause (ii) to the extent they are liabilities taken into account in determining Buyer’s Tax basis in the Purchased Assets), pursuant to Section 1060 of the Code, among the Purchased Assets and the Non-Competition Agreement for all Tax purposes in accordance with this Section 2.7 (the “Allocation”). Within thirty (30) days following receipt of the Allocation from Buyer, Seller may notify Buyer in writing that it does not consent to the use of the

Allocation prepared by Buyer, such consent not to be unreasonably withheld or conditioned, identifying with reasonable detail those items in the Allocation with which it disagrees. If Seller fails to provide such notice within the thirty (30) day period, it shall be treated as having agreed to the Allocation prepared by Buyer. If Seller timely provides such notice, any disputed items shall be submitted to an independent nationally recognized certified public accounting firm or other firm that provides such services selected by the mutual agreement of Seller and Buyer (and failing such mutual agreement, the firm that is selected by the two firms that are selected by Seller and Buyer) (the “Arbiter”) for resolution (the cost of which shall be equally borne by Buyer and Seller). Buyer and Seller shall use their reasonable best efforts to cause the Arbiter to complete its resolution of such disputed items within fifteen (15) days of its appointment. If there is an adjustment to the Purchase Price pursuant to Section 2.6, Buyer shall prepare and present to Seller an adjusted allocation of the purchase price (such adjusted allocation solely reflecting the adjustment to the Purchase Price pursuant to Section 2.6) within fifteen (15) days of that adjustment becoming final, and the foregoing procedures shall be repeated except that the thirty (30) day time period shall be fifteen (15) days, and the adjusted allocation thereafter shall be treated as the Allocation for purposes of this Agreement. Except as otherwise required by applicable law, Buyer and Seller shall timely file in the manner required by applicable law all Tax Returns (such as IRS Form 8594 or any other forms or reports required to be filed pursuant to Section 1060 of the Code (“Section 1060 Forms”)) in a manner that is consistent with the Allocation (whether mutually agreed to or resolved by the Arbiter) and shall refrain from taking any action inconsistent therewith.

2.8	Closing Matters.

(a) Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Goodwin Procter LLP, Exchange Place, Boston, MA 02109, at 10:00 a.m. (Eastern time) on the second Business Day following the satisfaction or waiver of the conditions set forth in this Section 2.8 or at such other place or at such other time or on such other date as may be mutually agreeable to Buyer and Seller; provided, however, that the Closing shall not occur prior to April 27, 2012; and provided further that Buyer and Seller shall use reasonable best efforts to effect the Closing on or as soon as possible after April 27, 2012. The date of the Closing is herein referred to as the “Closing Date.”

(b) Subject to the conditions set forth in this Agreement, the parties shall consummate the following on the Closing Date:

(i) Seller and its Subsidiaries shall deliver to Buyer the Purchased Assets;

(ii) Buyer shall deposit or cause to be deposited (a) the Closing Purchase Price in the Seller Specified Account and (b) the Working Capital Escrow Amount in the Working Capital Escrow Fund, in each case in accordance with the provisions of Section 2.5;

(iii) Buyer shall assume the Assumed Liabilities; and

(iv) the parties shall deliver or cause to be delivered the Transfer Documents (as per Section 2.9) and certificates and other documents and instruments required to be delivered by or on behalf of a party under this Section 2.8.

2.9	Transfer Documents.

(a) Seller, its Subsidiaries and Buyer shall, pursuant to and in accordance with the terms and conditions of this Agreement, enter into, or cause their respective Subsidiaries and Affiliates to enter into, on the Closing Date, a global bill of sale and assignment and assumption agreement and separate bills of sale and assignment and assumption agreements (collectively, the “Transfer Documents”) documenting the purchase and sale of each portion of the Purchased Assets and the Assumed Liabilities to be conveyed separately to Buyer.

(b) The Transfer Documents shall be in substantially the form attached hereto as Exhibit A, with such modifications as are necessary and appropriate as a result of differences in local laws or customs, in order to maintain substantially the same legal meaning and effect as provided for in this Agreement.

(c) In the event of any conflict or inconsistency between the terms and conditions of this Agreement and any Local Transfer Document, the terms and conditions of this Agreement shall prevail.

2.10	Assignment of Contracts and Rights.

(a) Anything in this Agreement to the contrary notwithstanding (but subject to Section 2.10(b)), this Agreement shall not constitute an agreement to assign any Purchased Contract if an attempted assignment thereof, without consent of a third party thereto, would constitute a breach or other contravention thereof or in any way adversely affect the rights of Buyer thereunder. Prior to and after the Closing, Seller and its Subsidiaries will use their reasonable best efforts to obtain the consent of the other parties to any such Purchased Contract for the assignment thereof to Buyer as Buyer may reasonably request and Buyer shall provide commercially reasonable cooperation to Seller to obtain such consents. Unless and until such consent is obtained, or if an attempted assignment thereof would be ineffective or would materially adversely affect the rights of Seller or its Subsidiaries thereunder so that Buyer would not in fact receive all rights under such Purchased Contract, Seller, its Subsidiaries and Buyer will cooperate in any lawful arrangement reasonably proposed by Buyer under which Buyer would obtain the benefits and assume the obligations thereunder in accordance with this Agreement, including subcontracting, sub-licensing, or subleasing to Buyer, or under which Seller would enforce, at Seller’s expense, for the benefit of Buyer, with Buyer assuming, at Seller’s expense, Seller’s and its Subsidiaries’ obligations, any and all rights of Seller or any of its Subsidiaries against a third party thereto. Seller will promptly pay to Buyer, when received, all monies received by Seller or its Subsidiaries under any Purchased Contract, and Buyer shall pay, defend, discharge and perform all Assumed Liabilities under such Purchased Contracts. If any Assigned Contract is not assigned by Seller or its Subsidiaries to Buyer as a result of the absence of any required consent (“Restricted Contract”), Buyer shall not be under any obligation whatsoever to assume any Assumed Liabilities arising under such Restricted Contract, except as set forth in the third sentence of this Section 2.10.

(b) Section 2.10(a) shall not apply, and shall have no force or effect, for purposes of (i) any representations or warranties set forth in this Agreement (including Section 4.3), (ii) any of the conditions set forth in Section 6.1 or 6.2 (including Section 6.2(g)), or (iii) any right of a Buyer Indemnitee to indemnification pursuant to Section 7.2.

ARTICLE III. REPRESENTATIONS AND WARRANTIES

OF BUYER

Buyer hereby represents and warrants to Seller, The Princeton Review Canada Inc. and Princeton Review Operations, L.L.C. as of the date hereof and as of the Closing Date, as follows:

3.1 Corporate Organization. Buyer is a Delaware limited liability company, duly organized, validly existing and in good corporate standing under the laws of the state of Delaware. Buyer has all requisite corporate power and authority and all necessary governmental approvals to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. The certificate of formation and limited liability company agreement of Buyer, copies of which have previously been made available to Seller, are true, correct, and complete copies of such documents as currently in effect.

3.2 Authority. Buyer has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction-Related Documents and to consummate the transactions contemplated hereby and thereby and perform its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and the Transaction-Related Documents and the approval of the consummation of the transactions contemplated hereby have, as of the date hereof, been, and are, duly and validly authorized by all necessary action of Buyer. No corporate or similar proceedings (including shareholder action) on the part of Buyer is necessary to authorize the execution, delivery and performance of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been, and, when executed, the Transaction-Related Documents will be, duly and validly executed and delivered by Buyer, and (assuming due authorization, execution and delivery by Seller), constitutes, and the Transaction-Related Documents will constitute, the valid and binding obligations of Buyer, enforceable against Buyer in accordance with its and their terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity.

3.3 Consents and Approvals. Except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, none of the execution, delivery or performance of this Agreement and the Transaction-Related Documents by Buyer, the consummation by Buyer of the transactions contemplated hereby and thereby and compliance by Buyer with any of the provisions hereof and thereof will (i) conflict with or result in any breach of any provision of the organizational documents of Buyer, (ii) require any filing with, notice by, or permit, authorization, consent or approval of, any Governmental Authority, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Buyer is a party or by which it or any of its properties or assets may be bound, or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Buyer or any of its properties or assets, excluding from the foregoing clauses (ii), (iii) and (iv) such filings, notices, permits, authorizations, consents, approvals, violations, breaches, defaults, rights or losses that would not, individually or in the aggregate, have a Buyer Material Adverse Effect.

3.4 Broker’s Fees. Neither Buyer nor any of its officers, directors, employees or agents has employed any broker, finder or financial advisor in connection with any of the transactions contemplated by this Agreement.

3.5 Legal Proceedings. There are no civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of Buyer, threatened against Buyer that seek to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement, except as would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

3.6 Ownership of Seller Common Stock. Buyer does not beneficially own (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder), and shall not prior to the Closing Date beneficially own, any shares of Seller Common Stock, and is not a party, and shall not prior to the Closing Date become a party, to any contract, arrangement or understanding (other than this Agreement) for the purpose of acquiring, holding, voting or disposing of any shares of Seller Common Stock.

3.7 Solvency. Assuming the accuracy of the representations and warranties made by Seller and its Subsidiaries hereunder, immediately after giving effect to the consummation of the transactions contemplated by this Agreement: (i) Buyer will be able to pay its liabilities as they become due in the usual course of its business; (ii) Buyer will not have unreasonably small capital with which to conduct its business; and (iii) Buyer will have assets (calculated at fair market value) that exceed its liabilities.

3.8 Financing. Buyer has delivered to Seller a complete and correct copy of the commitment letter, dated as of the date of this Agreement, from Charlesbank Equity Fund VII, Limited Partnership (the “Fund”) pursuant to which the Fund has agreed (subject to the terms and conditions of such letter) to provide Buyer with equity financing in an aggregate amount sufficient to pay the amounts due Seller from Buyer at the Closing and to pay Buyer’s related fees and expenses related to the transactions contemplated by this Agreement (the “Commitment Letter”). The Commitment Letter is in full force and effect and is a legal, valid and binding obligation of the Fund enforceable in accordance with its terms. Neither Buyer nor the Fund will terminate or amend in a manner adverse to Seller the Commitment Letter without the prior written consent of Seller (it being understood that a termination of the Commitment Letter in accordance with its terms shall not require Seller’s prior written consent).

3.9 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III or the Transaction-Related Documents, Seller acknowledges that none of Buyer, and any other Person on behalf of Buyer makes any other express or implied representation or warranty with respect to Buyer or with respect to any other information provided or made available to Seller in connection with the transactions contemplated hereby. Notwithstanding the foregoing or any other provision of this Agreement or otherwise, nothing herein shall relieve Buyer or any other Person from Liability for fraud.

ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF SELLER AND ITS SUBSIDIARIES

Seller and its Subsidiaries hereby represent and warrant to Buyer, as of the date hereof and as of the Closing Date, as follows:

4.1 Corporate Organization. Each of Seller and its Subsidiaries is an entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and is duly authorized to conduct the Business and is in good standing under the laws of each jurisdiction where such qualification is required for the conduct of the Business. Each of Seller and its Subsidiaries has all requisite corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. The organizational documents of each of Seller and its Subsidiaries, copies of which have previously been made available to Buyer, are true, correct, and complete copies of such documents as currently in effect.

4.2 Authority. Seller and each of its Subsidiaries have all requisite corporate power and authority to execute and deliver this Agreement and the Transaction-Related Documents and to consummate the transactions contemplated hereby and thereby and perform its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and the Transaction-Related Documents and the approval of the consummation of the transactions contemplated hereby and thereby have, as of the date hereof, been duly and validly adopted and approved by a vote of the boards of directors of Seller and its Subsidiaries. The boards of directors of Seller and its Subsidiaries have deemed the terms and conditions of this Agreement and the Transaction-Related Documents expedient and in the best interests of Seller and its Subsidiaries, as applicable, and, other than the consents listed on Section 4.3 of the Seller Disclosure Letter, no other corporate proceedings on the part of Seller or its Subsidiaries (including shareholder action) are necessary to authorize the execution, delivery and performance of this Agreement and the Transaction-Related Documents or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and the Transaction-Related Documents will be, duly and validly executed and delivered by Seller and its Subsidiaries and (assuming due authorization, execution and delivery by Buyer) constitutes, and the Transaction-Related Documents will constitute, the valid and binding obligation of Seller and its Subsidiaries, enforceable against Seller and its Subsidiaries in accordance with its and their terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity.

4.3 No Violation; Required Filings and Consents. Except (a) for filings, authorizations, consents and approvals as may be required under the Exchange Act and (b) as otherwise set forth in Section 4.3 of the Seller Disclosure Letter, none of the execution, delivery or performance of this Agreement and the Transaction-Related Documents by Seller and its Subsidiaries, the consummation by Seller and its Subsidiaries of the transactions contemplated hereby and compliance by Seller or any of its Subsidiaries with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the organizational documents of Seller or its Subsidiaries, (ii) require any filing with, notice by, or permit, authorization, consent or approval of, any Governmental Authority, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration), or require the consent, waiver or any other approval of any Person, under, any of the terms, conditions or provisions of any Purchased Contract, (iv) result in the creation of any Encumbrances upon any of the assets used in the Business or (v) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Business or any of its properties or assets. The consummation of the transactions contemplated herein has been approved and consented to by all required holders of Indebtedness and a majority of the shares of the Series D Convertible Preferred Stock of Seller.

4.4 Business Financial Statements. True and complete copies of the unaudited consolidated balance sheet and statement of income of the Business (a) as of and for the twelve (12) month period ended on December 31, 2011 (the “Year End Financial Statements”) and (b) the one (1) month period ended on January 31, 2012 (the “Month End Financial Statements” and, together with the Year End Financial Statements, the “Business Financial Statements”) have been provided to Buyer. The Business Financial Statements have been prepared consistent with GAAP and present fairly in all material respects the consolidated financial condition of the Business and consolidated results of the Business’s operations at and for the periods presented except for the absence of footnotes and, in the case of the Month End Financial Statements, year-end adjustments that would not, individually or in the aggregate, reasonably be expected to have a material effect.

4.5 Broker’s Fees. Neither Seller nor any of its Subsidiaries, nor its or their officers, directors, employees, or agents has employed any broker, finder or financial advisor or incurred any Liability for any fees or commissions in connection with any of the transactions contemplated by this Agreement, except for fees and commissions incurred in connection with the engagement of Signal Hill

Capital Group LLC (the “Seller’s Advisor”), a true and complete copy of which has been provided to Buyer, and for legal, accounting and other professional fees payable in connection with the transactions contemplated hereby, all of which will be payable by Seller.

4.6 Absence of Certain Changes or Events. Except as disclosed in Section 4.6 of the Seller Disclosure Letter, since September 30, 2011, (a) Seller and its Subsidiaries have conducted the Business in all material respects in the Ordinary Course of Business, (b) there has not been any change, circumstance or event that has had, or would reasonably be expected to have, a Business Material Adverse Effect, and (c) there has not been any other action or event that would have required the consent of Buyer pursuant to Section 5.1 of this Agreement if such section had been in effect from September 30, 2011.

4.7 Legal Proceedings. Section 4.7 of the Seller Disclosure Letter sets forth each instance in which Seller or any of its Subsidiaries (a) is subject to any outstanding injunction, judgment, order, decree, ruling or charge relating to or affecting the Business in any manner, or (b) is a party or, to the knowledge of Seller, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction or before any arbitrator which in any manner relates to or affects the Business. Except as set forth in Section 4.7 of the Seller Disclosure Letter, (i) there is no suit, claim, action, proceeding or investigation pending or, to the knowledge of Seller, threatened against Seller or any of its Subsidiaries, and (ii) none of Seller or any of its Subsidiaries is subject to any outstanding order, writ, judgment, injunction or decree of any Governmental Authority, which would, individually or in the aggregate, (A) prevent or delay the consummation of the transactions contemplated hereby, (B) otherwise prevent or delay performance by Seller or any of its Subsidiaries of any of its obligations under this Agreement, or (C) be, or would reasonably be expected to be, adverse in any material respect to the Business. To Seller’s knowledge, (i) none of the employees of Seller listed in Section 4.7 of the Seller Disclosure Letter (the “Key Employees”) is a party to any action, suit, proceeding, hearing, or other investigation of, in, or before any arbitrator that would in any way adversely affect his or her ability to perform his or her employment duties and (ii) no such action, suit, proceeding, hearing, or investigation is threatened against any Key Employee.

4.8 Reports. Since December 31, 2010, Seller has filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were and are required to be filed with the SEC, including, but not limited to, Forms 10-K, Forms 10-Q and Forms 8-K (collectively, the “Seller SEC Reports”). Seller has made available to Buyer true, correct, and complete copies of all amendments and modifications that have not been filed by Seller with the SEC to all agreements, documents and other instruments that previously had been filed by Seller with the SEC and are currently in effect. No Seller SEC Report, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.9 Absence of Undisclosed Liabilities. Except for those Liabilities relating to or incurred in connection with the Business that are fully reflected or reserved against on the Business Financial Statements, those Liabilities that have been fully satisfied, those Liabilities incurred in the Ordinary Course of Business or as disclosed in Section 4.9 of the Seller Disclosure Letter, none of Seller or any of its Subsidiaries has any material Liability related to or incurred in connection with the Business. To Seller’s knowledge, there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against the Business or the Purchased Assets giving rise to any Liability.

4.10 Compliance with Applicable Laws and Reporting Requirements. Except as set forth in Section 4.10 of the Seller Disclosure Letter, Seller and its Subsidiaries hold all material permits, licenses, orders, franchises, variances, authorizations, exemptions, orders, registrations and approvals of all Governmental Authorities that are required for the operation of the Business (the “Business Permits”), all of which are set forth in Section 4.10 of the Seller Disclosure Letter, and Seller and its Subsidiaries are in compliance in all material respects with the terms of the Business Permits and no suspension or cancellation of any Business Permit is pending or, to the knowledge of Seller, threatened. Except as set forth in Section 4.10 of the Seller Disclosure Letter, Seller and its Subsidiaries have complied with all applicable laws and regulations relating to the Business (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings and charges thereunder) and federal, state, local, and all foreign governments (and all agencies of each of the foregoing), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against, and no notice, correspondence, inquiry or other communication has been received by Seller or its Subsidiaries relating to the Business alleging any failure so to comply, except for immaterial violations. Except as set forth in Section 4.10 of the Seller Disclosure Letter, no investigation by any Governmental Authority with respect to the Business is pending or, to Seller’s knowledge, threatened.

4.11	Title and Condition of Purchased Assets; Sufficiency.

(a) Except as set forth in Section 4.11(a) of the Seller Disclosure Letter, Seller and its Subsidiaries own good title, or maintain valid license rights, free and clear of all Encumbrances (other than Permitted Encumbrances) to all Purchased Assets.

(b) The tangible Purchased Assets are in good operating condition, working order and repair, subject to ordinary wear and tear, free from material defects, are usable in the ordinary course of the Business and are suitable for the purposes for which they are currently being used.

(c) Other than the Excluded Assets set forth in Section 2.2 of the Seller Disclosure Letter, the Purchased Assets and consents listed on Section 4.3 of the Seller Disclosure Letter constitute all of the assets and properties of Seller and its Subsidiaries and consents that are necessary to permit Buyer to carry on the Business and use all the Purchased Assets following the Closing in the same manner as presently conducted.

4.12	Taxes and Tax Returns.

(a) To the extent the failure to do so adversely impacts the Business or the Purchased Assets, Seller and its Subsidiaries have (i) timely filed (or caused to be timely filed) (after taking into account any extension of time within which to file) all Tax Returns required to be filed by it with respect to the Business and the Purchased Assets, and each such Tax Return was correct and complete in all material respects; and (ii) timely paid (or has caused to be timely paid on its behalf) all Taxes with respect to the Business and the Purchased Assets (whether or not shown or required to be shown on any Tax Return); (iii) withheld and paid all Taxes required to have been withheld and paid in connection with any amount paid or owing to any employee, independent contractor, creditor, stockholder or other third party with respect to the Business and the Purchased Assets, and all Forms W-2 and 1099 required with respect thereto have been properly completed in all material respects and timely filed. No deficiencies for any material amount of Taxes have been proposed, asserted or assessed against Seller or any of its Subsidiaries as of the date hereof with respect to the Business and the Purchased Assets; and (iv) there are no Encumbrances on any of the Purchased Assets that arose in connection with any failure (or alleged failure) to pay any Tax.

(b) Except as set forth in Section 4.12(b) of the Seller Disclosure Letter, no examination or audit of any material Tax Return of Seller or any administrative or judicial proceeding in respect of any material amount of Tax with respect to the Business and the Purchased Assets is currently pending or threatened in writing.

(c) Seller and its Subsidiaries have no obligation to indemnify, or otherwise assume or succeed to, the Tax liability of any other Person that could adversely impact the Business or the Purchased Assets.

(d) Seller and Buyer agree to utilize, or cause their respective Affiliates to utilize, the standard procedure set forth in Revenue Procedure 2004-53 with respect to wage reporting.

4.13	Employee Benefit Programs.

(a) Section 4.13(a) of the Seller Disclosure Letter sets forth a list of each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), and all severance, change in control or employment plan, program or agreement, and vacation, incentive, bonus, stock option, stock purchase, and restricted stock plan, program or policy that is sponsored or maintained by Seller or any Affiliate of Seller in which the current or former Business Employees participate or have a benefit (collectively, the “Business Benefit Plans”).

(b) Seller has made available to Buyer complete and accurate copies of each of the following with respect to each of the Business Benefit Plans: (i) plan document and any amendment thereto; (ii) trust agreement or insurance contract (including any fiduciary liability policy or fidelity bond), if any; (iii) most recent IRS determination or opinion letter, if any; (iv) most recent annual report on Form 5500 required to be filed with the IRS (if any such report was required); and (v) summary plan description.

(c) Except as set forth in Section 4.13(c) of the Seller Disclosure Letter, each of the Business Benefit Plans, which are maintained or contributed to by Seller or any of its Subsidiaries, is administered in compliance with its terms in all material respects and is in compliance in all material respects with the applicable provisions of ERISA, the Code and all other applicable laws.

(d) Each of the Business Benefit Plans that is intended to be a qualified plan within the meaning of Code Section 401(a) has received a favorable and up-to-date determination, opinion or advisory letter from the IRS on which Seller and its Subsidiaries are entitled to rely, stating that such Business Benefit Plan is so qualified.

(e) Except as set forth in Section 4.13(e) of the Seller Disclosure Letter, none of Seller or any of its Subsidiaries provides or has agreed to provide healthcare or any other non-pension benefits to any Business Employees or their families or beneficiaries after any such Business Employee’s employment is terminated (other than as required by Part 6 of Subtitle B of Title I of ERISA or state health continuation laws).

(f) Except with respect to the agreements disclosed in Section 4.13(f) of the Seller Disclosure Letter, none of Seller or any of its Subsidiaries is a party to any written agreement with any Key Employee of Seller with respect to the Business (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Seller and its Subsidiaries of the nature of any of the transactions contemplated by this Agreement, (B) providing any term of employment or compensation guarantee, or (C) providing severance benefits or other benefits after the termination of employment of such Key Employee.

(g) None of Seller or any of its Subsidiaries sponsors, contributes to, or has any obligations or liability under any employee benefit plan that is subject to Title IV of ERISA or Section 412 of the Code (including any “defined benefit plan” within the meaning of Section 3(35) of ERISA), or to a “multiemployer plan” within the meaning of Section 3(37) of ERISA.

(h) Any current or former Business Employee who, as of Closing, is receiving benefit payments or becomes eligible to receive benefit payments under a current or former long-term disability policy or plan of Seller shall continue to receive benefit payments under such policy or plan until he or she ceases to be eligible for benefit payments under the terms of such policy or plan, without payment of any additional premiums or other costs.

(i) Seller has timely made any and all contributions to the Business Benefit Plans and to any individual retirement arrangement (including any registered retirement savings plan for any Business Employee employed by The Princeton Review Canada Inc.) which Seller has promised or is required to contribute to such Business Benefit Plan or individual retirement arrangement.

4.14	Labor and Employment Matters.

(a) With respect to the Business, Seller and its Subsidiaries are in material compliance with all federal, state, and foreign laws respecting employment and employment practices and standards, terms and conditions of employment, occupational safety and health, persons with disabilities, human rights, labor relations, worker’s compensation, pay equity, and wages and hours, including but not limited to Title VII of the Civil Rights Act of 1964, as amended, the Equal Pay Act of 1967, as amended, the Age Discrimination in Employment Act of 1967, as amended, the Americans with Disabilities Act, as amended, and the related rules and regulations adopted by those federal agencies responsible for the administration of such laws and other than normal accruals of wages during regular payroll cycles, there are no arrearages in the payment of wages. There are not currently any material audits or investigations pending or, to Seller’s knowledge, scheduled by any Governmental Authority pertaining to the employment practices of the Business and no complaints (by Business Employees or any other individual or entity) relating to employment practices of the Business have been submitted in writing to Seller or its Subsidiaries or, to Seller’s knowledge made to any Governmental Authority or court.

(b) With respect to the Business, (i) none of Seller or any of its Subsidiaries is a party to, or otherwise bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, (ii) no labor union or labor organization has bargaining rights with respect to any Business Employees, and (iii) none of Seller or any of its Subsidiaries is subject to any charge, demand, petition or representation proceeding seeking to compel, require or demand it to bargain with any labor union or labor organization nor, is there pending or, to the knowledge of Seller, threatened, any labor strike or lockout involving Seller or its Subsidiaries. Other than as set forth on Section 4.14(b) of the Seller Disclosure Letter, none of Seller or any of its Subsidiaries is a party to, or otherwise bound by, any employment agreements with an employee of the Business.

(c) Except as set forth in Section 4.14(c) of the Seller Disclosure Letter, there are no currently effective independent contractor agreements with individual consultants or other persons who provide services in an individual capacity for the provision of services to or for the Business (or Seller or any of its Subsidiaries, with respect to the Business) in an amount equal to or greater than $75,000.

(d) All individuals who perform services for the Business (or Seller or any of its Subsidiaries, with respect to the Business) and who have been classified as other than employees have been properly classified.

(e) Other than Business Employees listed in Section 4.14(e) of the Seller Disclosure Letter who are employed by The Princeton Review Canada Inc. or located in the Commonwealth of Puerto Rico, all Business Employees are employed in the United States, and all of the terms and conditions of their employment are governed exclusively by United States law and not the law of any other jurisdiction.

(f) No Key Employee has provided written notice to Seller or any of its Subsidiaries of his or her intent to terminate his or her employment with Seller or any of its Subsidiaries as of the date hereof, and, as of the date hereof, to Seller’s knowledge, no such Key Employee intends to terminate his or her employment with Seller or any of its Subsidiaries before Closing.

(g) Seller has made available to Buyer all audits, inspection reports, and orders provided to Seller in connection with any U.S. or foreign occupational safety and health law.

(h) To Seller’s knowledge, with respect to the Business, no current or former employee of Seller or any of its Subsidiaries has breached such employee’s obligations regarding non-competition, non-solicitation or non-disparagement, to the extent such current or former employee is so obligated.

4.15	Material Contracts.

(a) Except as set forth on Section 4.15(a) of the Seller Disclosure Letter of this Agreement, as of the date of this Agreement, with respect to the Business, none of Seller or any of its Subsidiaries is a party to or bound by any contract, instrument, agreement or understanding (whether oral or written):

(i) that would be required to be filed by Seller as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) containing covenants binding upon Seller or any of its Subsidiaries that restrict the ability of Seller or any of its Subsidiaries to cause the Business to compete in any business or geographic area that, following the Closing, would apply to Buyer and its Subsidiaries;

(iii) involving the payment or receipt of more than $100,000 in fees or other amounts in any year in the aggregate, in each case calculated based upon the revenues or income of the Business or income or revenues related to any product of the Business;

(iv) involving broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting or advertising contracts, in each case involving payments in excess of $50,000 in any year;

(v) with any Affiliate;

(vi) with any author or editor involving payments in excess of $20,000 per year;

(vii) for the purchase or sale of any fixed or capital assets for more than $50,000;

(viii) containing any standstill or similar agreement pursuant to which Seller or any of its Subsidiaries has agreed not to acquire assets or securities of another Person that, following the Closing, would apply to Buyer and its Subsidiaries;

(ix) providing for indemnification by Seller or any of its Subsidiaries of any Person, except for contracts entered into in the Ordinary Course of Business that, following the Closing, would apply to Buyer and its Subsidiaries;

(x) that constitutes an agreement with an independent contractor or consultant (or similar arrangement) who is an individual person which is not cancellable without material penalty or without more than 60 days’ notice and that involves annual payments in excess of $50,000 in any year;

(xi) involving the sale of any of the Purchased Assets or for the grant to any Person of any option, right of first refusal or preferential or similar right to purchase any of the Purchased Assets;

(xii) that constitutes a joint venture, partnership or similar contract or arrangement that involves annual payments in excess of $50,000 in any year or involves the ownership of securities;

(xiii) involving the acquisition or disposition of any business, a material amount of stock or assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise);

(xiv) that constitutes an employment or severance agreement with an employee of the Business, other than offer letters made in the Ordinary Course of Business;

(xv) involving any “earn out”, “milestone” or other similar payment obligations of Seller or any of its Subsidiaries;

(xvi) that constitutes a license, royalty, or other contract concerning Business Intellectual Property (other than “off-the-shelf” or shrink-wrap software and databases licensed to Seller or to any of its Subsidiaries under nonexclusive software licenses granted to end-user customers by third parties in the ordinary course of business of such third parties’ businesses, and other than equipment leases) in amount in excess of $25,000 per year, with such Seller Disclosure Letter indicating, in the case of any such license, whether Seller or any of its Subsidiaries is the licensee or licensor;

(xvii) involving the purchase by, or licensing to, Seller or any of its Subsidiaries of any rights to use or access standardized test questions or practice exams that involves annual payments in excess of $25,000 in any year;

(xviii) that is a letter of credit;

(xix) that involves Indebtedness solely related to the Business in excess of $10,000 in any single instance and $50,000 in the aggregate; or

(xx) all other contracts that are material to the Purchased Assets or the operation of the Business and not previously disclosed pursuant to this Section 4.15.

Each such contract described in clauses (i) through (xx) and those set forth in Sections 2.1 and 2.3 of the Seller Disclosure Letter including exhibits thereto are collectively referred to herein as “Material Contracts”; provided, that “Material Contracts” shall be deemed to include any contracts arising between the date hereof and the Closing Date that if in existence on the date hereof would be required to be set forth in Sections 2.1 and 2.3 of the Seller Disclosure Letter including exhibits thereto or Section 4.15(a) of the Seller Disclosure Letter.

(b) Seller has made available or delivered to Buyer a correct and complete copy of each Material Contract, as amended to date. Each of the Material Contracts is valid and binding on Seller or one of its Subsidiaries, as applicable, and, to Seller’s knowledge, each other party thereto, and is in full force and effect. Each Material Contract is enforceable against Seller or its Subsidiaries, as applicable, in accordance with its terms and will continue to be legal, valid, binding, enforceable and in full force and effect following the consummation of transactions contemplated by this Agreement, except as set forth in Section 4.3 or 4.15(b) of the Seller Disclosure Letter. No party to a Material Contract (in the case of a party other than Seller or any of its Subsidiaries, to Seller’s knowledge) is in breach or default under the terms of any Material Contract, and no event has occurred that with the lapse of time or the giving of notice will constitute a breach or default, or permit termination, modification, or acceleration under any Material Contract. No party (in the case of a party other than Seller or any of its Subsidiaries, to Seller’s knowledge) has repudiated in writing any provision of any Material Contract.

4.16	Properties.

(a) None of Seller or any of its Subsidiaries own any real property relating to the Business. Section 4.16(a) of the Seller Disclosure Letter lists all real property leased or subleased to or by Seller or any of its Subsidiaries in connection with the Business, which list sets forth each such real property lease and the address, landlord and tenant for each lease. Seller has delivered to Buyer a true and complete copy of every lease and sublease, including all amendments, extensions renewals, guaranties and other agreements with respect thereto, in connection with the Business pursuant to which Seller or any of its Subsidiaries is a party or otherwise bound. The use and operation of such leased or subleased real property in the conduct of the Business do not, in any manner material to the Business, violate any law covenant, condition, restriction, easement, license, permit or agreement.

(b) Section 4.16(b) of the Seller Disclosure Letter lists all personal property in excess of $20,000 owned, leased or subleased to or by Seller or any of its Subsidiaries in connection with the Business. Seller or one of its Subsidiaries, as lessee, has the right under valid and subsisting leases to use, possess and control all personal property (other than the Excluded Assets) leased by Seller or its Subsidiaries as now used, possessed and controlled by Seller, as applicable, in connection with the Business. All such owned, leased or subleased personal property is materially free from defects (patent and latent), has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purpose for which it is currently used.

4.17 Environmental Liability. With respect to the Business, there are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, notices, private environmental investigations or remediation activities or governmental investigations or remediation activities of any nature seeking to impose, or that would reasonably be expected to result in the imposition, on the Business of any material Liability arising under any Environmental Law, pending or, to the knowledge of Seller, threatened. To the knowledge of Seller, there is no Basis for any such proceeding, claim, action, cause of action or private or governmental investigation that would impose any material Liability. None of Seller or any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Authority or third party imposing any Liability with respect to the foregoing or pursuant to which Seller or any of its Subsidiaries has agreed to assume any Liability of a third party under any Environmental Law. Seller and its Subsidiaries are and have for the past five (5) years been in material compliance with all applicable Environmental Laws. To the knowledge of the Seller, there are no conditions existing on any real property currently owned, leased or operated by the Seller or any of its Subsidiaries in connection with the Business that would reasonably be expected to give rise to any material violation of or liability under any Environmental Law.

4.18 State Takeover Laws. The board of directors of Seller has approved this Agreement and taken all other requisite action such that the restrictions of any antitakeover laws and regulations of any Governmental Authority will not apply to this Agreement or any of the transactions contemplated hereby, subject to the accuracy of the representations and warranties set forth in Article III hereof.

4.19	Intellectual Property.

(a) Section 4.19(a) of the Seller Disclosure Letter contains a complete and accurate list of all (i) Patents owned by or to which Seller or any of its Subsidiaries has a license and which are used or held for use primarily in the Business (“Business Patents”); (ii) pending Marks applications, registered Marks or material unregistered Marks owned by or to which Seller or any of its Subsidiaries has a license and which are used or held for use primarily in the Business (“Business Marks”); (iii) registered Copyrights owned by, or to which Seller or any of its Subsidiaries has a license and which are used or held for use primarily in the Business (“Business Copyrights”); (iv) Software, owned by or in which Seller or any of its Subsidiaries has a license and primarily used or held for use in the Business (“Business Software”); (v) Business IT Assets; and (vi) Domain Names owned by, or to which Seller or any of its Subsidiaries has a license and which are used or held for use primarily in the Business (“Business Domain Names”).

(b) Except as set forth in Section 4.19(b) of the Seller Disclosure Letter:

(i) Seller and its Subsidiaries own all the Business Intellectual Property Assets listed on Section 4.19(a) of the Seller Disclosure Letter (except for the Business Intellectual Property Assets specifically noted as licensed), free and clear of all Encumbrances other than Permitted Encumbrances;

(ii) Seller and its Subsidiaries have the valid right to use the Business Intellectual Property Assets in the ordinary course of the Business as currently conducted and currently contemplated to be conducted in the future, and there are no other Intellectual Property Assets that are material to the conduct of the Business;

(iii) all Business Patents, Business Marks and Business Copyrights that are issued by, registered or the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or any similar office or agency anywhere in the world, have been duly maintained (including the payment of maintenance fees) and are not expired, cancelled or abandoned, except for such issuances, registrations or applications that, prior to the date hereof, Seller and its Subsidiaries have permitted to expire or have cancelled or abandoned in their reasonable business judgment;

(iv) there are no pending, or, to the knowledge of Seller, threatened claims against Seller or any of its Subsidiaries alleging that the operation of the Business (including the sale or use of any of the products, services, processes, content or data associated with the Business) or any of the Business Intellectual Property Assets (except for the Business Intellectual Property Assets specifically noted as licensed) infringes, misappropriates or violates the rights of any third party in any Intellectual Property Assets or any other proprietary right or interest or right of privacy (including any written claim that Seller or any of its Subsidiaries must license or refrain from using any Intellectual Property Assets of any third party) and, to the knowledge of Seller, the conduct of the Business (including the sale or use of any of the products, services, processes, content or data associated with the Business) and the use of the Business Intellectual Property Assets as currently conducted and as currently contemplated to be conducted in the future do not infringe, misappropriate or violate the Intellectual Property Assets or other proprietary right or interest or right of privacy of any third party;

(v) to the knowledge of Seller, each of the Business Intellectual Property Assets is valid and enforceable and Seller does not have knowledge of any allegations that any of the Business Intellectual Property Assets is invalid or unenforceable;

(vi) no current or former Business Employee owns any rights in or to any of the Business Intellectual Property Assets;

(vii) to the knowledge of Seller, there is no infringement by a third party of any of the Business Intellectual Property Assets and the consummation of the transactions contemplated by this Agreement will not result in the termination or impairment of any of the Business Intellectual Property Assets;

(viii) to the knowledge of Seller, all franchisees of the Business are in compliance with their franchise agreements and full and complete copies of those franchise agreements have been provided to Buyer and are identified on Section 4.19(b) of the Seller Disclosure Letter;

(ix) to the knowledge of Seller, there are no restrictions or prohibitions that would prevent Buyer from operating the Business outside of the United States, other than (i) applicable laws and regulations of the United States that prohibit trade with specified embargoed countries, and (ii) as provided in franchise agreements between Seller and its franchisees;

(x) the Business Software was either (i) written and created solely by either (A) employees of the Seller or its Subsidiaries acting within the scope of their employment; or (B) by third parties who have, with respect to material Business Software, assigned all of their rights, including Intellectual Property Assets and proprietary rights therein, to Seller; or (ii) licensed from a third party, which license remains in full force and effect, and is set forth on Section 4.19(a) of the Seller Disclosure Letter; and

(xi) To the knowledge of Seller, no current or former employee, director, consultant or contractor of Seller or any of its Subsidiaries is in breach of any agreement with Seller or such applicable Subsidiary containing obligations to protect, preserve, and maintain the confidentiality of all Trade Secrets used or held for use by Seller and its Subsidiaries in the operation of the Business (the “Business Trade Secrets”). To the knowledge of the Seller, there has been no inadvertent or unauthorized disclosure or use of any Business Trade Secrets.

(c) For purposes of this Agreement,

(i) “Intellectual Property Assets” means all Patents, Marks, Copyrights, Trade Secrets, Software and Domain Names.

(ii) For purposes of this Agreement, “Business Intellectual Property Assets” means all Intellectual Property Assets owned by or to which Seller or any of its Subsidiaries has a license and which are used or held for use by Seller or any of its Subsidiaries primarily in the Business. For purposes of this Agreement, the term “Business Intellectual Property Assets” includes, without limitation, Business Patents, Business Marks, Business Copyrights, Business Trade Secrets, Business Software, and Business Domain Names.

(d) Section 4.19(d) of the Seller Disclosure Letter identifies all Business IP Agreements other than (i) customer agreements entered into in the Ordinary Course of Business and (ii) commercially available off the shelf computer software licensed pursuant to shrink wrap or click wrap licenses that are not material to the Business. None of Seller or any of its Subsidiaries is and, to the knowledge of Seller, no other party to any Business IP Agreement is in breach or default thereof (including with respect to any exclusivity provisions thereof) and no event has occurred that with or without notice or lapse of time would constitute a breach or default thereof (including with respect to any exclusivity provisions thereof) or permit termination, modification or acceleration thereunder. Except as set forth on Section 4.19(d) of the Seller Disclosure Letter, to Seller’s knowledge, none of Seller or any of its Subsidiaries has an obligation to compensate any Person for the use of any Business Intellectual Property Assets nor has Seller or any of its Subsidiaries granted to any Person any license, option or other rights to use in any manner any of the Business Intellectual Property Assets, whether requiring the payment of royalties or not.

(e) To the knowledge of Seller, the Business Software does not contain any viruses, worms, trojan horses and other material known contaminants that are designed to disrupt its operation or have an adverse impact on the operation of other software programs or operating systems, nor does Seller have knowledge of any specific material bugs, errors or problems contained in the Business Software which would cause it to operate other than in accordance with its documented specifications. To the knowledge of Seller, the Business Software performs, in all material respects, the functions for which it is used in the Business, is capable of performing, in all material respects, the functions for which it is intended to be used in the Business and no event has occurred that would cause any Business Software to fail to perform, in all material respects, the functions for which it is used or intended to be used in the Business.

(f) Except as set forth on Section 4.19(f) of the Seller Disclosure Letter, the Business Software does not incorporate, and the Business does not use, any open source, shareware, freeware code or other freely available software (“Open Source Software”). Seller and its Subsidiaries are in full compliance with all licenses applicable to any Open Source Software that Seller and its Subsidiaries use. No software that is published or distributed as part of the Business, including the sale or licensing of the Business Software, incorporates any Open Source Software so as to require Buyer to disclose or release source code to any of the Business Software under the terms of an open source license. No rights in the Business Software have been transferred to any third party except to the customers of the Business to whom Seller or any of its Subsidiaries has licensed such Business Software in the Ordinary Course of Business.

(g) Except as set forth in Section 4.19(g) of the Seller Disclosure Letter, none of Seller or any of its Subsidiaries has any obligation owing to any third party to maintain, modify, improve or upgrade any of the Business Software. Except as set forth in Section 4.19(g) of the Seller Disclosure Letter, Seller has not disclosed the source code for any Business Software to any Person nor has Seller or any of its Subsidiaries granted to any Person the right to use such source code.

(h) Seller and its Subsidiaries have implemented reasonable controls to prevent the introduction and use of any devices that enable or assist any Person to access without authorization the Business IT Assets or otherwise significantly adversely affect such Business IT Assets’ functionality. Except as set forth in Section 4.19(h) of the Seller Disclosure Letter, to the knowledge of Seller, no Person has gained unauthorized access to the Business IT Assets or the Business Trade Secrets.

(i) Seller and its Subsidiaries own, or have a valid right or license to use, all of the content incorporated into or included as part of the Business Website(s).

(j) Seller has posted a privacy policy governing Seller’s and its Subsidiaries’ use of data, and disclaimers of liability on the Business Website(s), and Seller and its Subsidiaries have complied with such privacy policies in all material respects. Seller and its Subsidiaries have taken reasonable steps in accordance with normal industry practice to secure the Business Website(s) and data, and any portion thereof, from unauthorized access or use by any Person. No claims are currently asserted or, to the Seller’s knowledge, are threatened against Seller or any of its Subsidiaries by any person, regulator, law enforcement agency or entity alleging a violation of any privacy, personal or confidentiality rights under any of the policies set forth in Section 4.19(j) of the Seller Disclosure Letter, or any applicable laws or regulations. With respect to all personal or user information collected by Seller or any of its Subsidiaries in connection with the Business, the Seller and its Subsidiaries take commercially reasonable steps necessary to protect such information against loss and against unauthorized access, use, modification, disclosure or other misuse. To Seller’s knowledge, there has been no unauthorized (i) access to, theft, breach or disclosure of or other misuse of that information or (ii) disclosure of electronic communications or customers records to any third party, including any governmental authority.

4.20 No Other Representations and Warranties; Disclosure. Except for the representations and warranties contained in this Article IV, the Transaction-Related Documents or any written certificates furnished to Buyer at Closing, Buyer acknowledges that none of Seller, and any other Person on behalf of Seller makes any other express or implied representation or warranty with respect to the Business or Seller or with respect to any other information provided or made available to any of Buyer or its Affiliates in connection with the transactions contemplated by this Agreement. Notwithstanding the foregoing or any other provision of this Agreement or otherwise, nothing herein shall relieve Seller or any other Person from Liability for fraud. To Seller’s knowledge, Seller has provided Buyer with all of the information that Buyer has requested for deciding whether to purchase the Purchased Assets and to assume the Assumed Liabilities and all material information that Seller believes is necessary to enable Buyer to make such a decision on whether or not to buy the Purchased Assets and assume the Assumed Liabilities. No representation or warranty or other statement made by Seller or any of its Subsidiaries in this Agreement, the Transaction-Related Documents or any written certificates furnished to Buyer at Closing, contains any untrue statement of material fact or omits to state any material fact necessary in order to make any of them, in light of the circumstances in which it was made, not misleading.

4.21 Definition of Seller’s Knowledge. As used in this Agreement, the phrase “to the knowledge of Seller,” “to Seller’s knowledge” or any similar phrases mean the actual knowledge of John Connolly, Christian Kasper, Scott Kirkpatrick, Kyle Bettigole, Lisa Tanzer, Steve Sarno, Diana Wainrib, Robert Franek, Vincent Jungels, Paul Kanarek and Lev Kaye, in each case after due inquiry.

4.22	Specified Customers and Suppliers.

(a) Section 4.22(a) of the Seller Disclosure Letter sets forth the names and addresses of the twenty (20) most significant customers (by revenue) of the Business for calendar year 2011 (each a “Significant Customer”) and the amount for which each such Significant Customer was invoiced during such period. To Seller’s knowledge, no Significant Customer has ceased, or intends to cease, to use, or change in any material respect the terms or conditions under which it uses, the services and products of the Business, or has substantially reduced, or intends to substantially reduce, the use of such services or products at any time.

(b) Section 4.22(b) of the Seller Disclosure Letter sets forth the names and addresses of the twenty (20) most significant vendors and suppliers (by fees paid or payable) of the Business for calendar year 2011 (each a “Significant Supplier”) and the amount for which Seller or any its Subsidiaries, as applicable, was invoiced during such period in connection with such Significant Supplier. To Seller’s knowledge, no Significant Supplier or other vendor or supplier that is material to the Business has ceased, or intends to cease, to provide, or change in any material respect the terms or conditions under which it provides, services or products to the Business, or has substantially reduced, or intends to substantially reduce, the provision of such services or products at any time.

4.23 Notes and Accounts Receivable. All notes and accounts receivable of the Business are reflected properly on the books and records of the Business, are valid receivables and subject to no set offs or counterclaims, are current and collectible and represent valid obligations arising from sales actually made or services actually performed in the Ordinary Course of Business. None of Seller or any of its Subsidiaries have factored, sold, transferred or assigned any right under any of these notes and accounts receivable. Section 4.23 of the Seller Disclosure Letter sets forth the terms of any cash discount or customer rebate programs applicable to such notes and accounts receivable.

4.24 Powers of Attorney. Except as expressly contemplated in Section 5.13, and as set forth in Section 4.24 of the Seller Disclosure Letter, there are no outstanding powers of attorney executed by or on behalf of Seller or any of its Subsidiaries which in any manner affect the Business.

4.25 Insurance. Section 4.25 of the Seller Disclosure Letter identifies each insurance policy (including policies providing errors and omissions, property, casualty, liability, and workman’s compensation coverage and bond and surety arrangements) to which Seller or any of its Subsidiaries is a party, and named insured, or otherwise beneficiary of coverage which in any manner is related to the Business. Section 4.25 of the Seller Disclosure Letter sets forth, with respect to each policy: (a) the policy number, the name of the insurer and the name of the policy holder; (b) the scope and amount of coverage; (c) whether the policy was provided on a primary, excess umbrella or other basis; and (d) any indication whether such policy is on a “claims made” or “occurrence” basis. All premiums due on such insurance policies have either been paid or, if not yet due, accrued. All such insurance policies (a) are in full force and effect and enforceable in accordance with their terms; (b) are provided by carriers who are financially solvent; and (c) have not been subject to any lapse in coverage. None of Seller or any of its Subsidiaries is in default under, or has otherwise failed to comply with, in any material respect, any provision contained in any such insurance policy. True and complete copies of the insurance policies have been made available to Buyer.

4.26 Product Warranty. To the extent related to the Business, no product sold, licensed or delivered by Seller or any of its Subsidiaries is subject to any guaranty, warranty, or other indemnity beyond the applicable standard terms and conditions of sale or license contained in the agreement relating to any such product. Each product sold, licensed or delivered by Seller or its Subsidiaries in connection with the Business has been in conformity with all applicable contractual commitments and warranties.

4.27 Product Liability. To the extent related to the Business, none of Seller or any of its Subsidiaries have any product liability, and to the knowledge of Seller, there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against Seller or any of its Subsidiaries and related to the Business giving rights to any product liability arising out of ownership, possession or use of any product sold or licensed or delivered by Seller or any of its Subsidiaries.

4.28 Solvency. Seller and its Subsidiaries are not insolvent nor will be rendered insolvent by the sale, transfer and assignment of the Purchased Assets as contemplated by this Agreement and the Transaction-Related Documents. Seller and its Subsidiaries are not entering into this Agreement or the transactions contemplated hereby with the intent to defraud, delay or hinder its creditors and the consummation of the transactions contemplated by this Agreement and the Transaction-Related Documents will not have any such effect. The transactions contemplated by this Agreement or any Transaction-Related Document will not give rise to any right of any creditor of Seller or any of its Subsidiaries to assert any claim whatsoever against Buyer or any of the Purchased Assets in the hands of Buyer or any of their respective successors and assigns following the Closing.

4.29 Ethical Practices. Except as permitted by law and applicable rules and regulations, and limited only to Seller’s knowledge with respect to the franchisees of the Business, none of Seller, any of its Subsidiaries or any employee, independent contractor or other agent of Seller or its Subsidiaries has violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any other federal, foreign or state anti-corruption or anti-bribery law or requirement applicable to the Seller or any of its Subsidiaries or offered or given, offered to give, directly or indirectly, on Seller’s behalf, anything of value to: (a) any school district, customer or client of the Business, any official of a governmental entity, any political party or official thereof, or any candidate for political office; (b) any member of the government; or (c) any other Person, in any such case while knowing or having reason to know that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, to any member of the government or candidate for political office for the purpose of the following: (i) influencing any action or decision of such Person, in such Person’s official capacity, including a decision to fail to perform such Person’s official function, for the benefit of the Business; (ii) inducing such Person to use such Person’s influence with any school district, customer or client of the Business, government or instrumentality thereof to affect or influence any act or decision of such government or instrumentality to assist Seller or any of its Subsidiaries in obtaining or retaining business for, or with, or directing business to, any Person for the benefit of the Business; or (iii) where such payment would constitute a bribe, kickback or illegal or improper payment to assist Seller or any of its Subsidiaries in obtaining or retaining business for, or with, or directing business to, any Person for the benefit of the Business.

4.30 Transactions with Affiliates. Except as set forth in Section 4.30 of the Seller Disclosure Letter and arrangements among employees of Seller, there are no agreements between Seller and its Subsidiaries and their Affiliates that relate to the Business.

4.31 Subsidiaries. Except for The Princeton Review Canada Inc. and Princeton Review Operations, L.L.C., no other Subsidiaries of Seller are involved in the Business or hold any Purchased Assets.

ARTICLE V. ADDITIONAL AGREEMENTS

5.1 Conduct of Business Pending the Closing. At all times from the execution of this Agreement until the Closing or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except as may be specifically required by law or this Agreement, Seller and its Subsidiaries shall operate the Business in all material respects in the Ordinary Course of Business and in compliance in all material respects with all applicable laws and regulations and use reasonable best efforts to preserve substantially intact the Business and the goodwill of the Business. Furthermore, with respect to the Business, Seller and its Subsidiaries agree not to take any of the following actions (except to the extent Buyer shall consent in writing):

(a) adopt or propose any amendment to the organizational documents of Seller or any of its Subsidiaries that could be expected to prevent or delay the consummation of the transactions contemplated hereby;

(b) (i) sell, lease, license or otherwise dispose of any of the Purchased Assets or (ii) mortgage or pledge any of the Purchased Assets or subject any of the Purchased Assets to any Encumbrance (other than a Permitted Encumbrance), other than, in the case of clause (i), sale of inventory in the Ordinary Course of Business;

(c) amend, modify, cancel or waive any rights under any contract set forth in Section 4.15(a)(i) through Section 4.15(a)(xx) of the Seller Disclosure Letter;

(d) except as required pursuant to new contracts entered into in the Ordinary Course of Business, make or commit to make capital expenditures relating to the Business in excess of $75,000;

(e) assume, incur or guarantee any Indebtedness or modify the terms of any existing Indebtedness relating solely to the Business and in excess of $10,000 individually and $50,000 in aggregate, other than equipment leases in the Ordinary Course of Business that do not exceed $50,000 in the aggregate;

(f) settle or compromise any litigation or other disputes relating solely to the Business (whether or not commenced prior to the date of this Agreement) other than settlements or compromises for litigation or other disputes where the amount paid in settlement or compromise does not exceed $100,000, excluding any amounts that may be paid under existing insurance policies;

(g) except for the sale of the Purchased Assets pursuant to this Agreement, authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of Seller;

(h) enter into or amend any contract relating to or affecting the Business that obligates the Business or Buyer to provide services or products with a price in excess of $100,000 or purchase products or services with a price in excess of $25,000 individually or $100,000 in the aggregate;

(i) enter into any contract that would be required to be listed as a Material Contract on Section 4.15(a)(i) through Section 4.15(a)(xx) of the Seller Disclosure Letter of this Agreement if such contract were entered into prior to the date of this Agreement;

(j) be a party to any merger, acquisition, consolidation, recapitalization, liquidation, dissolution or similar transaction, in each case involving the Business;

(k) alter in any respect the manner of keeping its books of account or records or the accounting practices reflected therein in connection with the conduct of the Business (including the establishment or maintenance of reserves), make or change any accounting election, change any annual accounting period, or adopt or change any accounting method, in all cases except as required by GAAP;

(l) directly or indirectly, increase the compensation payable or to become payable by Seller or any of its Subsidiaries to any of the Business Employees, other than individual increases in compensation to employees other than Key Employees in the Ordinary Course of Business and not involving any company-wide or group-wide increase;

(m) take any action not consistent in all material respects with the past practices of the Seller or the Business in the Ordinary Course of Business;

(n) take any action or omit to do any act which action or omission will cause Seller or any of its Subsidiaries to breach any obligation contained in this Agreement or cause any representation or warranty of Seller or any of its Subsidiaries not to be true and correct as of the Closing Date; or

(o) agree in writing or otherwise to take any action inconsistent with any of the foregoing.

5.2 Advice of Changes. Seller and Buyer shall promptly give written notice to the other party upon becoming aware of (a) any Effect having, or that would reasonably be expected to have, a material adverse effect on the Purchased Assets or the Business, or would cause or constitute a breach of any of its representations, warranties, or covenants contained herein that could cause any condition to Closing in Article VI to fail to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.2 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

5.3	Third Party Consents and Regulatory Approvals.

(a) Subject to the terms and conditions hereof, Seller, its Subsidiaries and Buyer shall use their reasonable best efforts to:

(i) take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby as promptly as practicable;

(ii) as promptly as practicable, obtain from any Governmental Authority or any other third party any consents, licenses, permits, waivers, approvals, authorizations, or orders required to be obtained or made by Seller or Buyer in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby;

(iii) as promptly as practicable, make all necessary filings, and thereafter make any other submissions, in each case as required of such party by applicable law, with respect to this Agreement under (A) the Exchange Act and any other applicable federal or state securities laws, and (B) any other applicable law; and

(iv) execute or deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

Seller, its Subsidiaries and Buyer shall cooperate with each other in connection with the making of all such filings, including, without limitation, if requested by the other party, providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, considering in good faith reasonable additions, deletions or changes suggested in connection therewith. Seller and Buyer shall use their respective reasonable best efforts to furnish to each other, upon reasonable request, all information reasonably necessary or advisable in connection with any application or other filing to be made pursuant to the rules and regulations of any applicable law in connection with the transactions contemplated by this Agreement. For the avoidance of doubt, Seller, its Subsidiaries and Buyer agree that nothing contained in this Section 5.3(a) shall modify or affect their respective rights and responsibilities under Section 5.3(b).

(b) Subject to Section 2.10, Seller and its Subsidiaries shall use reasonable best efforts to obtain, all consents that are required under the Purchased Contracts in connection with the consummation of the transactions contemplated by this Agreement so as to preserve all rights of, and benefits to, Buyer thereunder, and Buyer shall provide commercially reasonable cooperation to Seller to obtain such consents; provided, that no Purchased Contract shall be amended and no right thereunder shall be waived to obtain any such consent, in each case without the prior written consent of Buyer.

(c) Subject to applicable law and as required by any Governmental Authority, Seller and Buyer each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Section 5.3, including promptly furnishing the other with copies of notices or other material communications received by Buyer or Seller, as the case may be from any third party and/or Governmental Authority with respect to the transactions contemplated hereby. Neither Seller nor Buyer shall permit any Representative to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate thereat.

5.4	Access to Information.

(a) From the date hereof until the Closing, Seller and its Subsidiaries shall (i) give Buyer and its Representatives reasonable access to the offices, properties, books and records of the Seller and its Subsidiaries relating to the Business, (ii) furnish to Buyer and its Representatives such financial and operating data and other information relating to the Business as such Persons may reasonably request and (iii) instruct the Representatives of Seller and its Subsidiaries to cooperate with Buyer in its investigation of the Business. No investigation by Buyer or other information received by Buyer shall operate as a waiver or otherwise affect any representation, warranty, covenant or agreement given or made by Seller in this Agreement or any right of any Buyer Indemnitee to indemnification under Article VII. The foregoing shall be subject to the Confidentiality Agreement.

(b) Seller and Buyer shall preserve until the sixth anniversary of the Closing Date all records possessed or to be possessed by such party relating to the Business, including its assets and Liabilities, prior to the Closing. After the Closing Date, where there is a Legitimate Business Purpose, such party shall provide the other party with access, upon prior reasonable written request specifying the need therefore, during regular business hours, to (i) the officers and employees of such party and (ii) the books of account and records of such party, but, in each case, only to the extent relating to the Business prior to the Closing, and the other party and its Representatives shall have the right to make copies of such books and records at their sole cost; provided, however, that the foregoing right of access shall not be exercisable in such a manner as to interfere unreasonably with the normal operations and business of such party and all confidential information of the other party shall be treated as confidential and shall not be disclosed to any other Person except as may be required by law. Such records may nevertheless be destroyed by a party if such party sends to the other party written notice of its intent to destroy records, specifying with particularity the contents of the records to be destroyed. Such records may then be destroyed after the 30th day after such notice is given unless the other party objects to the destruction in which case the party seeking to destroy the records shall deliver such records to the objecting party at the objecting party’s cost.

(c) Following the Closing, Seller and its Subsidiaries shall permit Buyer and its Affiliates to pursue, and shall use their reasonable best efforts to assist Buyer and its Affiliates in their pursuit of, any claims under any insurance policies of Seller or any of its Subsidiaries with respect to the operation of the Business prior to the Closing (including, if necessary, making any such claims in the name of Seller or any of its Subsidiaries, with the benefits payable to Buyer and its Subsidiaries or Affiliates), to the extent such claims relate to the Purchased Assets or Assumed Liabilities.

5.5	Employment and Benefit Matters.

(a) Section 5.5(a) of the Seller Disclosure Letter sets forth, as of the date of this Agreement, a list of individuals employed by Seller or any of its Subsidiaries who are primarily engaged in the Business (the individuals set forth on such schedule are each a “Business Employee” and are collectively referred to as the “Business Employees”). Seller and its Subsidiaries shall use their reasonable best efforts to assist Buyer in Buyer’s process of interviewing and offering employment to the Business Employees as new employees of Buyer, as to those Business Employees that Buyer desires to hire (collectively, the “Prospective Buyer Employees”), each as set forth on Section 5.5(a) of the Seller Disclosure Letter. Buyer may but is not obligated to hire Business Employees. Any Prospective Buyer Employee who is offered employment by Buyer and who accepts Buyer’s offer of employment and commences employment with Buyer shall be referred to, individually, as a “Hired Employee” and, collectively, as the “Hired Employees.” Upon the Closing and effective as of the Closing Date, Seller and its Subsidiaries shall terminate the employment of all Hired Employees with Seller and its Subsidiaries that are commencing employment with Buyer. Buyer shall offer employment to all Prospective Buyer Employees to commence immediately upon the termination of such employees’ employment with Seller and its Subsidiaries. All Prospective Buyer Employees shall be offered employment on an “at-will” basis, unless otherwise provided by Buyer. All such offers shall also be subject to Buyer’s policies and procedures applicable to new hires. None of Seller or any of its Subsidiaries shall take any action to impede, hinder, interfere, or otherwise compete with Buyer’s efforts to hire any such employee. Except to the extent in violation of applicable law, Seller shall furnish to Buyer before the Closing

Date the following information concerning all then-currently employed Business Employees: initial employment date, job title, I-9s, base salary and total bonuses and commissions paid in the twelve (12) months preceding the Closing Date. Seller shall also provide Buyer prior to Closing with access to speak with employee supervisors.

(b) Buyer shall provide each Hired Employee with such compensation and employee benefits as it deems appropriate in its sole discretion.

(c) Seller and its Subsidiaries shall be liable for the administration and payment of any and all claims including but not limited to all workers’ compensation and health and welfare liabilities and benefits with respect to any Hired Employees to the extent resulting from claims arising and accruing prior to the Closing Date. Buyer shall be liable for the administration and payment of all claims including but not limited to all workers’ compensation and health and welfare liabilities and benefits with respect to Hired Employees to the extent resulting from claims accruing and arising on or after the Closing Date.

(d) It is understood and agreed that (A) Buyer’s expressed intention to extend offers of employment as set forth in this section shall not constitute any commitment, contract or understanding (expressed or implied) of any obligation on the part of Buyer to undertake a post-Closing employment relationship of any fixed term or duration or upon any terms or conditions other than those that Buyer may establish pursuant to individual offers of employment, and (B) employment offered by Buyer is “at will” and therefore may be terminated by Buyer or by an employee at any time for any reason (subject to any written commitments to the contrary made by Buyer or an employee and legal requirements). Nothing in this Agreement shall be deemed to prevent or restrict in any way the right of Buyer to terminate, reassign, promote or demote any of the Hired Employees after the Closing or to change adversely or favorably the title, powers, duties, responsibilities, functions, locations, salaries, other compensation or terms or conditions of employment of any such employees.

(e) After the Closing, Seller and its Subsidiaries shall continue to maintain a “group health plan” (within the meaning of Treas. Reg. § 54.4980B-2 Q&A 1) and shall make continuation coverage available to any current or former Business Employee (or a beneficiary of such Business Employee) who becomes an “M&A qualified beneficiary” (within the meaning of Treas. Reg. § 54.4980B-9) in connection with the transaction contemplated by this Agreement, until the expiration of such M&A qualified beneficiary’s continuation rights under the Consolidated Omnibus Budget Reconciliation Act of 1985.

(f) Seller and its Subsidiaries shall take all steps necessary to ensure that any outstanding loan with respect to the account of any Hired Employee in The Princeton Review, Inc. 401(k) Employee Savings Plan will not become due and payable in connection with the Closing.

(g) With respect to any Prospective Buyer Employees employed by The Princeton Review Canada Inc., Seller and its Subsidiaries shall use their reasonable best efforts to assist Buyer in making written offers of employment to such Prospective Buyer Employees and to assist such Prospective Buyer Employees in accepting such offers of employment in writing prior to the Closing. In the event a Prospective Buyer Employee described in the preceding sentence does not accept Buyer’s offer employment by Closing, Buyer shall not be liable for any statutory or other pay (including, but not limited to, severance pay) to which such Prospective Buyer Employee may become entitled in connection with Closing under Canadian federal or provincial law.

(h) At or prior to the Closing, Seller shall provide to Buyer a purchase certificate from all applicable Canadian Workers Compensation Boards or Commissions.

5.6	Taxes.

(a) Buyer and Seller shall each pay fifty percent (50%) of all federal, state and local sales, stamp, documentary, recording, value added, registration, conveyance and real estate and other transfer Taxes, if any, due as a result of the purchase, sale or transfer of the Purchased Assets in accordance herewith whether imposed by law on Seller or Buyer. Upon the request of the other party, the party making any such filing shall furnish to the other party proof of such filing (and payment). Additionally, upon written request by Seller (delivered no later than fifteen (15) Business Days prior to the Closing Date), Buyer shall use reasonable best efforts to provide to Seller, on or prior to the Closing Date, any applicable exemption certificates with respect to inventory eligible for a sale for resale exemption. Such exemption certificates shall be in the format required by the applicable Department(s) of Revenue. Further, to the extent applicable, the parties agree to use their reasonable best efforts to prepare and execute on or before the Closing Date, or as soon as possible after the Closing Date, a joint election under Subsection 167(1) of the Canada Excise Tax Act to exempt the sale of the Purchased Assets from Goods and Services Taxes and Harmonized Sales Taxes.

(b) All real property Taxes, personal property Taxes and similar ad valorem obligations levied with respect to the Purchased Assets for a taxable period that includes (but does not end on) the Closing Date shall be apportioned between Seller and Buyer as of the Closing Date based on the number of days of such taxable period included in the period ending with and including the Closing Date (with respect to any such taxable period, the “Pre-Closing Tax Period”), and the number of days of such taxable period beginning after the Closing Date (with respect to any such taxable period, the “Post-Closing Tax Period”). Seller and its Subsidiaries shall be liable for the proportionate amount of such Taxes that is attributable to the Pre-Closing Tax Period, and Buyer shall be liable for the proportionate amount of such Taxes that is attributable to the Post-Closing Period. If bills for such Taxes have not been issued as of the Closing Date, and, if the amount of such Taxes for the period including the Closing Date is not then known, the apportionment of such Taxes shall be made at Closing on the basis of the prior period’s Taxes. After Closing, upon receipt of bills for the period including the Closing Date, adjustments to the apportionment shall be made by the parties, so that if either party paid more than its proper share at the Closing, the other party shall promptly reimburse such party for the excess amount paid by them, and any additional amount owing to any taxing authority shall be paid by the party owing that amount pursuant to the terms of this provision.

(c) Seller and Buyer agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Business, the Purchased Assets and Assumed Liabilities (including access to books and records) as is reasonably necessary for the filing of all Tax Returns, the making of any election relating to Taxes, the preparation for any audit by any taxing authority, and the prosecution or defense of any action, suit or proceeding, claim, arbitration, litigation or investigation relating to any Tax. Any expenses incurred in furnishing such information or assistance shall be borne by the party requesting it.

5.7 Additional Agreements. Each party hereto shall execute such documents and other instruments and take such further actions as may reasonably be required or desirable to carry out the provisions hereof and consummate the transactions contemplated by this Agreement, including, with respect to Seller and its Subsidiaries (a) causing any other Subsidiaries of Seller to transfer any Purchased Assets held by such Subsidiaries and (b) executing confirmations of assignment, copyright applications, or other written instruments as Buyer may reasonably request in order for Buyer to obtain, record and maintain registrations for the Business Intellectual Property Assets, including the Assignment of Intellectual Property, attached hereto as Exhibit D.

5.8 Publicity. Buyer and Seller shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law, court process or the rules and regulations of any national securities exchange or national securities quotation system. The parties agree that the form and content of the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be mutually agreed prior to issuance.

5.9 Employee Assignments. To the extent assignable with no further action on the part of Seller, its Subsidiaries or any third party, Seller and its Subsidiaries hereby assign to Buyer, effective as of the Closing Date, all of Seller’s rights in and under any agreements between Seller on the one hand and the Business Employees, former employees, independent contractors or former independent contractors on the other hand to the extent (and only to the extent) that such rights relate to the Business.

5.10	No Solicitation.

(a) Until the earlier of (i) the termination of this Agreement or (ii) the consummation transactions contemplated hereby, Seller will not, and will not permit any of its Subsidiaries or any of the affiliates, employees, directors, officers, advisors, consultants or representatives of Seller or any of its Subsidiaries to, directly or indirectly, (i) initiate, solicit, negotiate, discuss, undertake, authorize, recommend, propose or enter into any transaction involving the direct or indirect disposition of the Business other than the transactions contemplated hereby (an “Acquisition Transaction”), (ii) facilitate, encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an Acquisition Transaction, (iii) furnish or cause to be furnished, to any Person or entity, any information concerning the business, operations, properties or assets of Seller or its Subsidiaries in connection with an Acquisition Transaction, or (iv) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person or entity to do or seek any of the foregoing. Seller shall promptly (and in any event within two (2) Business Days after receipt thereof by Seller or its Representatives) notify Buyer in writing of any Acquisition Transaction, any request for information with respect to any Acquisition Transaction, or any inquiry with respect to or which could reasonably be expected to result in an Acquisition Transaction, the material terms and conditions of such request, Acquisition Transaction or inquiry, and the identity of the Person making the same.

(b) Seller shall, and shall cause its Subsidiaries and their Representatives to, immediately cease and cause to be terminated any existing discussions or negotiations with any persons or entities (other than Buyer and its Affiliates) conducted heretofore with respect to any of the foregoing.

5.11 Name Change. Buyer acknowledges and agrees that Seller’s legal name shall continue to be “The Princeton Review, Inc.” until such time as (a) Seller effects (in a manner acceptable to Buyer, acting reasonably), or (b) Seller’s stockholders approve an amendment to Seller’s certificate of incorporation that effects, a change in Seller’s legal name to a name other than “The Princeton Review, Inc.” and that is not included in the Purchased Assets (the “Name Change”) and Seller files such amendment with the Secretary of the State of Delaware (which Seller hereby agrees to do within two (2) Business Days if the Name Change is effected through stockholder approval). If the Name Change has not been effected as of the Closing, Seller shall either (a) hold a special meeting of shareholders no later than sixty (60) days following the Closing to vote on a proposal to change its legal name to a name other than “The Princeton Review, Inc.” and that is not included in the Purchased Assets (the “Name Change Proposal”) or (b) include the Name Change Proposal in its proxy statement for its 2012 annual meeting of shareholders (the “Annual Meeting”), which Seller shall hold no later than sixty (60) days following the Closing. To allow Seller to continue its use of the name “The Princeton Review, Inc.” until the earlier of sixty (60) days following the Closing and such time as Seller effects the Name Change (in a manner acceptable to Buyer, acting reasonably) or Seller’s stockholders approve the Name Change Proposal and the Name Change is effected, the parties shall enter into a license agreement in substantially the form attached as Exhibit B hereto (the “License Agreement”), pursuant to which Buyer will grant Seller a license to use the name “The Princeton Review, Inc.” for limited purposes, including as Seller’s legal name. Seller shall (x) deliver to Buyer at Closing and file all such executed documents as may be required or reasonably requested by Buyer to change the name of any Subsidiary on the Closing Date to another name or names bearing no similarity to the “The Princeton Review” name and (y) cause its Subsidiaries to terminate the use of any and all “d/b/a” designations currently or formerly related to or used in the Business. Seller hereby represents, warrants and covenants that if the Closing occurs, and the condition set forth in Section 6.2(n) shall not have been waived by Buyer, Seller’s legal name shall no longer be “The Princeton Review, Inc.” or any derivative thereof or any name included in the Purchased Assets upon or within sixty (60) days following the Closing.

5.12 Bulk Sales Laws. Buyer and Seller hereby waive compliance by Buyer and Seller with the provisions of any bulk sales laws and any other similar laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets and Business to Buyer; provided, however, that Seller shall pay and discharge when due all claims of creditors asserted against Buyer, the Purchased Assets or the Business by reason of such noncompliance and shall promptly take all necessary actions required to remove any Encumbrance which may be placed upon any of the Purchased Assets by reason of such noncompliance.

5.13	Discharge of Business Obligations After Closing.

(a) From and after the Closing, if Seller or any of its Subsidiaries, or any of their respective Affiliates, receives or collects any funds relating to any accounts receivable or any other Purchased Asset, such Seller shall, or shall cause such Person, to remit such funds to Buyer within ten (10) Business Days after its receipt thereof. From and after the Closing, if Buyer receives or collects any funds relating to any Excluded Asset, Buyer shall remit any such funds to Seller or the relevant Subsidiary of Seller within ten (10) Business Days after its receipt thereof.

(b) Effective upon the Closing, Seller shall, and shall cause each of its Subsidiaries to, appoint Buyer as its true and lawful attorney-in-fact, in the name of Seller or the applicable Subsidiary, but on behalf of Buyer to (i) receive and open all mail, packages and other communications related to the Business addressed to Seller or any of its Subsidiaries and (ii) demand and receive all accounts receivable and endorse without recourse the name of Seller or any of its Subsidiaries, as applicable, on any check or any other evidences of Indebtedness received by Buyer on account of the Business and the Purchased Assets transferred to Buyer hereunder. Seller and its Subsidiaries agree that the foregoing appointment shall be coupled with an interest and shall be irrevocable.

5.14 Shareholder and Creditor Litigation. Between the date hereof and the Closing Date, (i) Seller shall provide Buyer with prompt written notice of and copies of all proceedings and correspondence relating to any action against Seller, any of its Subsidiaries or any of their respective directors or officers by any shareholder or creditor of Seller arising out of or relating to this Agreement or the transactions contemplated by this Agreement, and (ii) Seller shall give Buyer the opportunity to consult with Seller regarding the defense or settlement of any such shareholder or creditor action, and shall give due consideration to Buyer’s advice with respect to such shareholder or creditor action.

ARTICLE VI. CONDITIONS PRECEDENT

6.1 Conditions to Each Party’s Obligations. The respective obligation of each party to effect the transactions contemplated hereby shall be subject to the fulfillment (or waiver in writing if permissible under applicable law) at or prior to the Closing of the following conditions:

(a) All material approvals, authorizations and consents of any Governmental Authority required to consummate the transactions contemplated hereby, as applicable (including any approvals under Section 15 of the Investment Canada Act in the event that the Governor in Council issues an order for the review of the transactions contemplated herein), shall have been obtained and remain in full force and effect, and all waiting periods relating to such approvals, authorizations and consents shall have expired or been terminated. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the transactions contemplated hereby shall be in effect.

(b) No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Authority that prohibits, or makes illegal consummation of the transactions contemplated hereby.

6.2 Conditions to the Obligations of Buyer. The obligation of Buyer to effect the transactions contemplated hereby is also subject to the satisfaction (or waiver in writing if permissible under applicable law), at or prior to the Closing, of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Seller and its Subsidiaries contained in this Agreement that are qualified as to “materiality” or “Business Material Adverse Effect” or similar terms set forth therein shall be true and correct in all respects and all other representations and warranties of Seller and its Subsidiaries contained in this Agreement shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or as of the date hereof, in which case such representations and warranties shall be true and correct as of such date). Buyer shall have received a certificate signed by the Chief Executive Officer or President and the Chief Financial Officer of Seller and a certificate signed by an officer of each of its Subsidiaries to such effect.

(b) Performance of Obligations of Seller. Seller shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Buyer shall have received a certificate signed by the Chief Executive Officer or President and the Chief Financial Officer of Seller and a certificate signed by an officer of each of its Subsidiaries to such effect.

(c) No Business Material Adverse Effect. Between the date of this Agreement and the Closing Date, there shall not have been a Business Material Adverse Effect.

(d) Release of Encumbrances. Seller shall have caused all Encumbrances on the Purchased Assets, except for (i) Ordinary Course of Business security interests of landlords in Seller’s and its Subsidiaries’ property located on the applicable premises, (ii) Encumbrances for current Taxes not yet due and payable for which Seller maintains adequate reserves and (iii) any statutory liens in favor of a lessor in an applicable jurisdiction, to be released and terminated as of the Closing and shall have delivered to Buyer releases evidencing the foregoing.

(e) License Agreements. Seller shall have entered into the License Agreement, the form of which is attached hereto as Exhibit B.

(f) Transition Services Agreement. Seller shall have entered into a Transition Services Agreement, substantially in the form attached hereto as Exhibit C, with accompanying service schedules satisfactory to Buyer.

(g) Consents. The consents set forth on Section 6.2(g) of the Seller Disclosure Letter shall have been obtained.

(h) Good Standing. Seller shall deliver to Buyer a long form good standing certificate certified by the Secretary of State of the State of Delaware.

(i) IP Assignments. Seller shall have entered into the Assignment of Intellectual Property, attached hereto as Exhibit D.

(j) Non-Competition Agreement. Seller shall have entered into the Non-Competition, Non-Solicitation and Confidentiality Agreement, attached hereto as Exhibit F-1 and Bain Capital Venture Investors, LLC shall have entered into the Non-Solicitation Agreement, attached hereto as Exhibit F-2.

(k) Transfer Documents. Seller shall have entered into the Transfer Documents pursuant to Section 2.9.

(l) Working Capital Escrow Agreement. Seller shall have entered into the Working Capital Escrow Agreement.

(m) Power of Attorney. Seller shall deliver to Buyer a duly executed Power of Attorney as contemplated by Section 5.13.

(n) Name Change. Seller shall have either (a) changed its legal name (in a manner acceptable to Buyer, acting reasonably) to a name other than “The Princeton Review, Inc.” and that is not included in the Purchased Assets or (b) Buyer shall have entered into irrevocable voting agreements in the form attached hereto as Exhibit G with respect to such name change with the requisite number of holders to approve the Name Change Proposal (and, in any event, holders with at least 51% of the shares of capital stock of the Seller that would be entitled to vote to approve the Name Change Proposal at the Annual Meeting or a special meeting).

6.3 Conditions to the Obligations of Seller. The obligation of Seller to effect the transactions contemplated hereby is also subject to the satisfaction (or waiver in writing if permissible under applicable law), at or prior to the Closing, of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Buyer contained in this Agreement that are qualified as to “materiality” or “Material Adverse Effect” or similar terms set forth therein shall be true and correct in all respects, and all other representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or as of the date hereof, in which case such representations and warranties shall be true and correct as of such date). Seller shall have received a certificate signed by the Chief Executive Officer or President and the Chief Financial Officer of Buyer to such effect.

(b) Performance of Obligations of Buyer. Buyer shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Seller shall have received a certificate signed by the Chief Executive Officer or President and the Chief Financial Officer of Buyer to such effect.

(c) License Agreements. Buyer shall have entered into the License Agreement, the form of which is attached hereto as Exhibit B.

(d) Transition Services Agreement. Buyer shall have entered into a Transition Services Agreement, the form of which is attached hereto as Exhibit C, with accompanying service schedules satisfactory to Seller.

(e) Working Capital Escrow Agreement. Buyer and the Working Capital Escrow Agent shall have entered into the Working Capital Escrow Agreement.

6.4 Frustration of Closing Conditions. Neither Seller nor Buyer may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s failure to perform any of its obligations under this Agreement, to act in good faith or to use reasonable best efforts to consummate the transactions contemplated by this Agreement.

ARTICLE VII. INDEMNIFICATION

7.1 Survival of Representations and Warranties. The representations and warranties made by Seller, its Subsidiaries and Buyer in this Agreement shall survive the Closing and shall continue in effect until the later of (i) the date of completion of Buyer’s first fiscal year audit following the Closing Date and (ii) the first anniversary of the Closing Date, except (A) the representations and warranties set forth in Section 4.4 and Section 4.19 (other than 4.19(b)(i)) shall survive until the second anniversary of the Closing Date, (B) the representations and warranties set forth in Sections 4.1, 4.2, 4.3, 4.5, 4.12, 4.17 and 4.19(b)(i) shall survive until the expiration of the applicable statute of limitations with respect to such matters (and any extensions thereof) and (C) as to the breach of any representation or warranty with respect to which a claim is submitted in writing by a Buyer Indemnitee (as defined herein) or a Seller Indemnitee (as defined herein) within such period and identified as a claim for indemnification pursuant to this Agreement or any other Transaction-Related Document, in which case such representation and warranty shall survive until the claim is resolved notwithstanding the passing of such applicable period. Notwithstanding anything to the contrary contained in this Agreement, (A) the obligation of Seller to indemnify any Buyer Indemnitee for (I) Losses under Section 7.2 (other than Section 7.2(a)) or (II) Losses arising out of or resulting from any fraud or intentional misrepresentation and (B) the obligation of Buyer to indemnify any Seller Indemnitee for (I) Losses under Section 7.4 (other than Section 7.4(a)) or (II) for Losses arising out of or resulting from any fraud or intentional misrepresentation, shall survive indefinitely and shall not be limited by any applicable statute of limitations.

7.2 Indemnification by Seller. Seller and its Subsidiaries hereby, jointly and severally, agree to indemnify and hold harmless Buyer, and its officers, directors, agents, Affiliates, representatives, successors and assigns (“Buyer Indemnitees”) for, any and all direct or indirect claims, suits, actions, proceedings, Liabilities, obligations, judgments, fines, penalties, claims, losses, damages, costs and expenses of any kind (including, without limitation, the reasonable and documented fees and disbursements of counsel, accountants and other experts whether incurred in connection with any of the foregoing or in connection with any investigative, administrative or adjudicative proceeding, whether or not such Buyer Indemnitee shall be designated a party thereto), together with any and all reasonable and documented costs and expenses associated with the investigation of the same (provided that, with respect to costs of investigation in the case of a third party claim, Buyer shall have provided Seller with written notice of such claim in accordance with Section 7.5 and Seller has elected not to defend the same) and/or the enforcement of the provisions hereof and thereof (collectively, “Losses”), which may be incurred by such Buyer Indemnitee relating to, based upon, resulting from or arising out of:

(a) the breach of any representation or warranty made by Seller or its Subsidiaries in this Agreement or in any Transaction-Related Document as of the date hereof and as of the Closing Date during the survival periods set forth in Section 7.1;

(b) the breach of any agreement, covenant or obligation of Seller and its Subsidiaries contained in this Agreement or in any Transaction-Related Document;

(c) any Excluded Liabilities;

(d) any Liability arising under any Environmental Law resulting from operations occurring as of or prior to the Closing;

(e) any Liability arising in connection with any claims, suits, actions or proceedings against Seller, Buyer any of their Subsidiaries or Affiliates or any of their respective Representatives by any shareholder or creditor of Seller or any of its Subsidiaries or Affiliates arising out of or relating to this Agreement or the transactions contemplated by this Agreement or otherwise relating to Seller or any of its Subsidiaries or Affiliates;

(f) any claim for payment of fees or commissions as a broker, finder or financial advisor in connection with any of the transactions contemplated by this Agreement;

(g) any Liability arising under the Business Benefit Plans; and

(h) any fraud or intentional misrepresentation.

in the case of each of (a) through (e) whether or not the Loss arises from a third party claim.

7.3	Limits on Indemnification.

(a) Other than with respect to any indemnification claim made with respect to Losses arising from a claim, action or proceeding related to breaches of the representations and warranties contained in Sections 4.1, 4.2, 4.3, 4.4, 4.5, 4.12, 4.17 and 4.19(b)(i), or any claim under Sections 7.2(b)-(h), for all of which the limitations set forth in Sections 7.3(a) and (b) do not apply, no claim for indemnification shall be brought under Section 7.2 unless (i) the aggregate amount of all Losses under Section 7.2(a) are greater than Five Hundred Thousand Dollars ($500,000) (the “Minimum Basket”) at which time Seller and its Subsidiaries shall be liable for all indemnity claims made by Buyer Indemnitees for the full amount of all Losses from the first dollar and (ii) the Losses suffered by the Buyer Indemnitees in connection with any individual item or series of related items exceeds Ten Thousand Dollars ($10,000); provided, however, that, notwithstanding the foregoing, with respect to any indemnification claims made with respect to Losses arising from a claim, action or proceeding related to breaches of the representations and warranties contained in the first sentence of Section 4.10, no claim for indemnification shall be brought under Section 7.2 unless (i) the aggregate amount of Losses with respect to such claims are greater than Fifty Thousand Dollars ($50,000) and (ii) all Losses under Section 7.2(a) have exceeded the Minimum Basket, at which time Seller and its Subsidiaries shall be liable for the excess of such Losses over such Fifty Thousand Dollars ($50,000) threshold; provided, further, that, notwithstanding the foregoing, with respect to any indemnification claims made with respect to Losses arising from a claim, action or proceeding related to breaches of the representations and warranties contained in Section 4.14(d), no claim for indemnification shall be brought under Section 7.2 unless (i) the aggregate amount of Losses with respect to such claims are greater than Fifty Thousand Dollars ($50,000) and (ii) all Losses under Section 7.2(a) have exceeded the Minimum Basket, at which time Seller and its Subsidiaries shall be liable for the excess of such Losses over such Fifty Thousand Dollars ($50,000) threshold. No claim for indemnification shall be brought under Section 7.4 unless (i) the aggregate amount of all Losses for which indemnification may be sought under Section 7.4 exceeds the Minimum Basket and (ii) the Losses suffered by the Seller Indemnitees in connection with any individual item or series of related items exceeds Ten Thousand Dollars ($10,000). For purposes of Sections 7.2(a) and 7.4(a), no effect shall be given to any qualification in the relevant representations and warranties as to materiality, Business Material Adverse Effect or Buyer Material Adverse Effect, as applicable.

(b) Subject to Section 7.3(c) and Section 7.3(d), notwithstanding any provision of this Agreement to the contrary and except for Losses arising out of a breach of the representations and warranties set forth in Sections 4.1, 4.2, 4.3, 4.4, 4.5, 4.12, 4.17 and 4.19(b)(i), the Buyer Indemnitees shall not be entitled to seek indemnification pursuant to Section 7.2(a) for any Losses in excess of Five Million Dollars ($5,000,000) in the aggregate (the “Indemnification Cap”).

(c) Notwithstanding anything contained herein to the contrary, the aggregate maximum amount of indemnifiable Losses for which Seller and its Subsidiaries shall be liable under Section 7.2(a) shall be the Purchase Price.

(d) Notwithstanding anything contained herein to the contrary, no claim for indemnification shall be brought with respect to damages under the Transition Services Agreement unless the aggregate amount of such Losses are greater than Five Hundred Thousand Dollars ($500,000), at which time Seller and its Subsidiaries shall be liable for all indemnity claims made by Buyer Indemnitees for the full amount of all such Losses from the first dollar. The Buyer Indemnitees shall not be entitled to seek indemnification with respect to damages under the Transition Services Agreement for any Losses in excess of Five Million Dollars ($5,000,000) in the aggregate (the “Transition Services Indemnification Cap”); provided, however, that if such Losses exceed the Transition Services Indemnification Cap and result from or arise out of any occurrence, event, incident, action or failure to act on or prior to the six (6) month anniversary of the Closing Date, then the Buyer Indemnities shall be entitled to seek indemnification for the excess of such Losses over the Transition Services Indemnification Cap to the extent that such excess Losses do not exceed Two Million Five Hundred Thousand Dollars ($2,500,000), and the indemnification for such excess Losses shall only be available to the extent of, and to the extent used shall reduce dollar for dollar, the Indemnification Cap.

(e) In the event that an insurance or other recovery is made by any Indemnitee (as defined herein) with respect to any Loss for which any such Indemnitee has already been indemnified and paid hereunder or paid pursuant to a suit, action or proceeding pursuant to Section 7.4 hereof, then a payment equal to the aggregate amount of the recovery (net of all direct collection expenses, the Minimum Basket and related insurance premiums) shall be made promptly to the Indemnitor; provided, however, that the parties acknowledge that neither party has any obligation to obtain insurance (or assign any insurance policy that is already in existence).

(f) Except for Losses recovered by a third party under this Article VII, no party shall be liable to any other party for any special, punitive or exemplary damages, unless such Losses result from a claim based on fraud or intentional misrepresentation.

(g) Any Loss for which any Buyer Indemnified Party or Seller Indemnified Party is entitled to indemnification under this Article VII shall be determined without duplication of recovery by reason of the state of facts giving rise to such Loss constituting a breach of more than one representation, warranty, covenant or agreement.

7.4 Indemnification by Buyer. Buyer hereby agrees to indemnify and hold harmless, after the Closing Date but prior to the expiration of the applicable survival period set forth in Section 7.1, Seller and its officers, directors, agents, Affiliates, representatives, successors and assigns (each, a “Seller Indemnitee” and together with the Buyer Indemnitees, the “Indemnitees”) for any and all Losses which may be incurred by such Seller Indemnitee relating to, based upon, resulting from or arising out of:

(a) the breach of any representation or warranty made by Buyer in this Agreement or in any Transaction-Related Document as of the date hereof and as of the Closing Date during the survival period set forth in Section 7.1.

(b) the breach of any agreement, covenant or obligation of Buyer contained in this Agreement or in any Transaction-Related Document;

(c) any Assumed Liability; and

(d) any fraud or intentional misrepresentation.

in the case of each of (a) through (d) whether or not the Loss arises from a third party claim.

7.5 Defense Against Claims by Third Parties. If any Indemnitee shall receive notice of any third party claim, suit, arbitration or other legal proceeding giving rise to indemnity under this Agreement, the Indemnitee shall give the party from whom indemnification is sought (the “Indemnitor”) prompt written notice of the same; provided, however, that failure to provide such written notice shall not release the Indemnitor from any of its obligations under this Article VII, except to the extent (and only to the extent) the Indemnitor is materially prejudiced by such failure. The Indemnitor may, but shall not be obligated to, upon prompt written notice furnished to the Indemnitee, assume (at its own expense), the defense of any such claim, suit, arbitration or other proceeding, with counsel reasonably satisfactory to the Indemnitee, if (i) the Indemnitor acknowledges to the Indemnitee in writing its obligations to indemnify the Indemnitee and agrees that no limitations under Section 7.3(a) or (b) shall apply thereto, (ii) the third party claim does not involve any Person set forth in Section 7.5 of the Seller Disclosure Letter, (iii) the third party claim only seeks monetary damages and does not seek an order, injunction or other equitable relief and (iv) the third party claim does not relate to or arise in connection with any criminal proceeding, action, indictment, allegation or investigation. If the Indemnitor furnishes such written acknowledgment and agreement and assumes the defense of any such claim, the Indemnitee shall be entitled to participate in (but not control) the defense of any such action, with its own counsel and at its own expense. Neither the Indemnitor nor the Indemnitee shall settle or compromise any claim by a third party without the prior written consent of the other party (which shall not be unreasonably withheld) provided, that, notwithstanding the foregoing, the Indemnitee shall be entitled to withhold its written consent to any settlement or compromise offers that would either impose a restriction or burden on the operation of the Business after the date of such settlement or compromise or not release the Indemnitee from all liability upon the execution of any such settlement or compromise. If the Indemnitor does not assume the defense of any such claim, suit, arbitration or other proceeding as provided above, (i) the

Indemnitee may defend against the same with counsel reasonably satisfactory to the Indemnitor, in such manner as the Indemnitee may deem appropriate including, without limitation, settling such matter provided that such settlement shall be subject to the Indemnitor’s prior written consent, and (ii) the Indemnitor shall be entitled to participate in (but not control) the defense of such action, with its own counsel and at its own expense.

7.6 Remedies Exclusive. From and after the Closing, the rights of the Indemnitees to indemnification relating to this Agreement or the transactions contemplated hereby shall be strictly limited to those contained in this Article VII, and such indemnification rights shall be the sole and exclusive remedies for any Indemnitee subsequent to the Closing with respect to any matter in any way relating to this Agreement or arising in connection herewith. To the maximum extent permitted by applicable law, the Indemnitees hereby waive all other rights and remedies with respect to any matter in any way relating to this Agreement or arising in connection herewith, whether under laws or otherwise. Notwithstanding anything to the contrary herein, nothing in this Article VII shall limit any legal remedy of the parties hereto for claims for injunctive or other equitable relief or claims based on fraud.

7.7 Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by law.

ARTICLE VIII. TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing (with respect to Sections 8.1(b) through (e), by written notice by the terminating party to the other party):

(a) by mutual written consent of Seller and Buyer;

(b) by either Buyer or Seller if any Governmental Authority of competent jurisdiction shall have issued a final nonappealable order, decree, judgment, injunction or ruling or taken any other action enjoining, restraining or otherwise prohibiting the consummation of the transactions contemplated hereby; provided that the party seeking to terminate this Agreement shall have used its reasonable best efforts to have such order, decree, judgment, injunction or ruling lifted;

(c) by either Buyer or Seller if the Closing shall not have occurred on or before May 31, 2012 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any party if the failure of such party to perform any of its obligations under this Agreement has been a principal cause of or resulted in the failure of the transactions contemplated hereby to be consummated on or before such date;

(d) by Buyer, in the event of a material breach by Seller or any of its Subsidiaries of any representation, warranty, covenant or other agreement contained herein, or if a representation or warranty of Seller or any of its Subsidiaries shall have become untrue, which situation in either case would result in a failure of a condition set forth in Section 6.2(a) or (b); provided, however, that Buyer shall have given at least twenty (20) days prior written notice and Seller shall have failed to remedy such breach and Buyer is not in willful and material breach of any representation, warranty or covenant contained in this Agreement; or

(e) by Seller, in the event of a material breach by Buyer of any representation, warranty, covenant or other agreement contained herein, or if a representation or warranty of Buyer shall have become untrue, which situation in either case, would result in a failure of a condition set forth in Section 6.3(a) or (b); provided, however, that Seller shall have given at least twenty (20) days prior written notice and Buyer shall have failed to remedy such breach and Seller is not in willful and material breach of any representation, warranty or covenant in this Agreement.

8.2 Effects of Termination. In the event of a termination of this Agreement by either Buyer or Seller as provided in Section 8.1, this Agreement shall immediately become null and void and have no effect, and none of Buyer, Seller or any of the officers or directors of any of them shall have any Liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that Sections 5.4(b) (Access to Information), 5.8 (Publicity), 8.2 (Effects of Termination), 9.1 (Expenses) and 9.6 (Governing Law; Jurisdiction and Venue) and all other obligations of the parties specifically intended to be performed after the termination of this Agreement shall survive any termination of this Agreement; provided, however, that notwithstanding the foregoing, neither Buyer nor Seller shall be relieved or released from any Liabilities (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs) arising out of fraud or a breach of any provision of this Agreement or any other agreement delivered in connection herewith. For the avoidance of doubt, the parties acknowledge and agree that nothing in this Section 8.2 shall be deemed to affect their right to specific performance pursuant to Section 9.9.

8.3 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto by an instrument in writing signed on behalf of each of the parties hereto.

8.4 Extension; Waiver. At any time prior to the Closing, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. No provision of this Agreement requiring any party to use reasonable best efforts or to act in good faith in any context shall be interpreted to require a party, as part of such party’s duty to use reasonable best efforts or to act in good faith in the context in question, to waive any condition to the obligations of such party hereunder or to refrain from exercising any right or power such party may have hereunder.

ARTICLE IX. MISCELLANEOUS

9.1 Expenses. Except as may otherwise be agreed to hereunder or in other writing by the parties, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

9.2 Notices. All notices or other communications hereunder shall be in writing and shall be deemed given if delivered personally, sent by internationally recognized overnight courier (providing proof of delivery), mailed by prepaid registered or certified mail, airmail if the party is outside the U.S. (return receipt requested) or sent by facsimile transmission (providing confirmation of transmission) or by electronic mail (providing confirmation of receipt) addressed as follows:

(a)	If to Buyer, to:

TPR Education, LLC

c/o Charlesbank Capital Partners

200 Clarendon Street, 54th Floor

Boston, MA 02116

Facsimile No.: (617) 619-5402

Attention: Andrew S. Janower

       Joshua A. Klevens

       Tami E. Nason

(b)	with required copies to (which shall not constitute notice hereunder):

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

Facsimile No.: (212) 841-1010

Email Address: pschwartz@cov.com

Attention: Peter A. Schwartz

(c)	If to Seller or any of its Subsidiaries, to:

The Princeton Review, Inc.

c/o Penn Foster, Inc.

925 Oak Street

Scranton, PA 18515

Attention: Chief Executive Officer

(d)	with required copies to (which shall not constitute notice hereunder):

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109

Facsimile No.: (617) 523-1231

Email Address: jmutkoski@goodwinprocter.com

Attention: John M. Mutkoski, Esq.

or such other address as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given as of the date so mailed or otherwise sent as provided above; provided that any notice received by facsimile transmission, electronic mail or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day.

9.3	Interpretation.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c) Each party hereto has or may have set forth information in its respective Disclosure Letter in a section thereof that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a Disclosure Letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.

(d) The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting either gender shall include both genders as the context requires. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(e) For purposes of this Agreement, (i) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (ii) the word “or” is not exclusive; and (iii) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (A) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (B) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder.

(f) A document being “made available” or “delivered” to Buyer refers to Seller making such document available to Buyer in Seller’s electronic data room at least two (2) Business Days prior to the date of this Agreement (or, in the case of any matter arising after the date of this Agreement, at least five (5) Business Days prior to the Closing Date).

9.4 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.5 Entire Agreement. This Agreement, together with the Exhibits and Schedules hereto, the Confidentiality Agreement, and any documents delivered by the parties in connection herewith constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall survive the execution and delivery of this Agreement; provided, however, that effective upon the Closing, the Confidentiality Agreement shall terminate with respect to Buyer’s obligations involving information relating to the Business.

9.6 Governing Law; Jurisdiction and Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to its rules of conflict of laws. Each of Buyer, Seller and its Subsidiaries hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the state of New York and of the United States of America located in New York County in the State of New York (the “New York Courts”) for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the New York Courts and agrees not to plead or claim in any New York Court that such litigation brought therein has been brought in any inconvenient forum. Each of the parties hereto agrees that service of process may also be made on such party by prepaid certified mail (or airmail if the party is outside of the United States) with a proof of mailing receipt validated by United

States Postal Service constituting evidence of valid service. Service made pursuant to the process above shall have the same legal force and effect as if served upon such party personally within the State of New York.

9.7 Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable best efforts to substitute a valid, legal and enforceable provision which, insofar as practicable, implements the original purposes and intents of this Agreement.

9.8 Assignment; Reliance of Other Parties. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto in whole or in part (whether by operation of law or otherwise) without the prior written consent of the other parties and any attempt to make any such assignment without such consent shall be null and void; provided, however, that prior to the Closing Date, Buyer may, without the prior written consent of Seller or its Subsidiaries, assign all or any portion of its rights and obligations under this Agreement to one or more of the direct or indirect Subsidiaries of Charlesbank Equity Fund VII, Limited Partnership (but Buyer shall remain responsible for its obligations hereunder if not performed by such assignee). Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. This Agreement (including the documents and instruments referred to herein) does not confer upon any Person other than the parties hereto any rights or remedies under or by reason of this Agreement.

9.9 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, (a) Buyer shall be entitled to seek an injunction or injunctions, without the posting of any bond, to prevent breaches of this Agreement by Seller or its Subsidiaries and to enforce specifically the terms and provisions of this Agreement or any agreement referenced herein, in addition to any other remedy to which such party is entitled at law or in equity and (b) Seller shall be entitled to seek an injunction or injunctions, without the posting of any bond, to enforce specifically the terms and provisions of this Agreement or any agreement referenced herein, to prevent breaches of this Agreement by Buyer and to enforce specifically the terms and provisions of this Agreement or any agreement referenced herein, in addition to any other remedy to which such party is entitled at law or in equity.

9.10 Consents and Approvals. For any matter under this Agreement requiring the consent or approval of any party to be valid and binding on the parties hereto, such consent or approval must be in writing.

9.11	Waiver of Jury Trial.

(a) EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE, TO THE MAXIMUM EXTENT PERMITTED BY LAW, IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, OR RELATING TO, THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(b) Each party certifies and acknowledges that (i) it understands and has considered the implications of waivers in Section 9.11(a) hereof, (ii) it makes such waivers voluntarily, and (iii) it has been induced to enter into this Agreement by, among other things, the mutual waivers in Section 9.11 hereof.

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IN WITNESS WHEREOF, Buyer, Seller and its Subsidiaries have caused this Agreement to be executed as a sealed instrument by their duly authorized officers as of the day and year first above written.

TPR EDUCATION, LLC

By:	Charlesbank Equity Fund VII, Limited Partnership, its sole member and managing member

By:	Charlesbank Equity Fund VII GP, Limited Partnership, its general partner

By:	Charlesbank Capital Partners, LLC, its general partner

By:	/s/ Joshua A. Klevens
	Name:	Joshua A. Klevens
	Title:	Managing Director

THE PRINCETON REVIEW, INC.

By:	/s/ John M. Connolly
	Name:	John M. Connolly
	Title:	President & CEO

THE PRINCETON REVIEW CANADA INC.

By:	/s/ Christian G. Kasper
	Name:	Christian G. Kasper
	Title:	Vice President

PRINCETON REVIEW OPERATIONS, L.L.C.

By:	/s/ Christian G. Kasoper
	Name:	Christian G. Kasper
	Title:	Vice President

[Signature Page to Asset Purchase Agreement]

PENN FOSTER EDUCATION GROUP, INC., solely for the purposes of ARTICLE VII

By:	/s/ Christian G. Kasper
	Name:	Christian G. Kasper
	Title:	Vice President

ICS Canada Holdings, Ltd., solely for purposes of ARTICLE VII

By:	/s/ Christian G. Kasper
	Name:	Christian G. Kasper
	Title:	Vice President

PENN FOSTER, INC., solely for purposes of ARTICLE VII

By:	/s/ Christian G. Kasper
	Name:	Christian G. Kasper
	Title:	Vice President

ICS Canada Operations, Ltd., solely for purposes of ARTICLE VII

By:	/s/ Christian G. Kasper
	Name:	Christian G. Kasper
	Title:	Vice President

[Signature Page to Asset Purchase Agreement]